EXHIBIT 3
Management’s Responsibility
Management’s Responsibility for Financial Statements
The accompanying consolidated financial statements have been prepared by and are the responsibility of the Board of Directors and Management of the Company.
     The consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles and reflect Management’s best estimates and judgments based on currently available information. The company has developed and maintains a system of internal accounting controls in order to ensure, on a reasonable and cost effective basis, the reliability of its financial information.
     The consolidated financial statements have been audited by PricewaterhouseCoopers LLP,Chartered Accountants. Their report outlines the scope of their examination and opinion on the consolidated financial statements.
Jamie C. Sokalsky
Executive Vice President
and Chief Financial Officer
Toronto,Canada
February 21, 2007

68 ▪ Management’s Responsibility	Barrick Financial Report 2006

Management’s Report on Internal Control Over Financial Reporting
Barrick’s management is responsible for establishing and maintaining adequate internal control over financial reporting.
     Barrick’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006. Barrick’s management used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework to evaluate the effectiveness of Barrick’s internal control over financial reporting. Based on that evaluation, Barrick’s management concluded that the Company’s internal control over financial reporting was effective as of December 31,2006.
     Based on Barrick management’s assessment, there were no material weaknesses in Barrick’s internal control over financial reporting as of December 31,2006.
     Barrick acquired control of Placer Dome Inc. (“Placer Dome”) in January 2006. Barrick’s management excluded the mines sites and the development projects of the former Placer Dome (the “Placer Dome Operations”) from its assessment of the effectiveness of Barrick’s internal control over financial reporting. The Placer Dome Operations represent approximately $6.2 billion of the total assets and approximately $2.4 billion of the total revenue of Barrick’s consolidated financial statement amounts as at December 31,2006.
     PricewaterhouseCoopers LLP, independent auditors, who have audited and issued a report on the consolidated financial statements of Barrick for the year ended December 31, 2006, have also issued an attestation report on Barrick management’s assessment of Barrick’s internal control over financial reporting. This attestation report is located on pages 70–72 of Barrick’s Financial Report 2006.

Barrick Financial Report 2006	Management’s Report on Internal Control Over Financial Reporting ▪ 69

Independent Auditors’ Report
Independent Auditors’ Report
To the Shareholders of
Barrick Gold Corporation
We have completed an integrated audit of the consolidated financial statements and internal control over financial reporting of Barrick Gold Corporation (the “Company”) as of December 31, 2006 and audits of its 2005 and 2004 consolidated financial statements. Our opinions, based on our audits,are presented below.
Consolidated financial statements
We have audited the accompanying consolidated balance sheets of Barrick Gold Corporation as of December 31, 2006 and 2005, and the related consolidated statements of income, cash flow, shareholders’equity and comprehensive income for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audit of the Company’s financial statements as of December 31, 2006 and for the year then ended in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).We conducted our audits of the Company’s financial statements as of December 31, 2005 and December 31, 2004 and for each of the two years in the period ended 31 December, 2005 in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.
     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2006 and 2005 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006 in accordance with accounting principles generally accepted in the United States of America.

70 ▪ Independent Auditors’ Report	Barrick Financial Report 2006

Internal control over financial reporting
We have also audited management’s assessment, included in Management’s Report on Internal Control over Financial Reporting appearing on page 69 of Barrick’s Financial Report 2006, that the Company maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit.
     We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.
     A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
     As described in Management’s Report on Internal Control over Financial Reporting, management has excluded the mine sites and development projects of the former Placer Dome Inc. (the “Placer Dome Operations”) from its assessment of internal control over financial reporting as of December 31, 2006 because Placer Dome Inc. was acquired by the Company in a purchase business combination during 2006. We have also excluded the Placer Dome Operations from our audit of internal control over financial reporting. These excluded Placer Dome Operations represent total assets and total revenues of $6.2 billion and $2.4 billion, respectively, of the related consolidated financial statement amounts of Barrick Gold Corporation as of and for the year ended December 31, 2006.
     In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006 is fairly stated, in all material respects, based on criteria established in Internal Control –Integrated Framework issued by the COSO. Furthermore, in our opinion,the Company maintained,in all material respects, effective internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control –Integrated Framework issued by the COSO.
Chartered Accountants
Toronto,Canada
February 21, 2007

Barrick Financial Report 2006	Independent Auditors’ Report ▪ 71

Comments by Auditors On Canada-US Reporting Differences
In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company’s financial statements, such as the changes described in Note 2e to these consolidated financial statements. Our report to the shareholders dated February 21, 2007 is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the Auditors’report when the change is properly accounted for and adequately disclosed in the financial statements.
Chartered Accountants
Toronto,Canada
February 21, 2007

72 ▪ Independent Auditors’ Report	Barrick Financial Report 2006

Consolidated Statements of Income

Barrick Gold Corporation
For the years ended December 31 (in millions of United States dollars)	2006	2005	2004

Sales (notes 4 and 5)	$5,636	$2,350	$1,932

Costs and expenses
Cost of sales[1] (note 6)	2,736	1,214	1,047
Amortization (note 4)	735	427	452
Corporate administration	142	71	71
Exploration (note 4)	171	109	96
Project development expense	119	32	45
Other operating expenses (note 7a)	124	59	47
Impairment of long-lived assets (note 7b)	17	–	139

	4,044	1,912	1,897

Interest income	101	38	25
Interest expense (note 19b)	(126)	(7)	(19)
Other income (note 7c)	89	49	49
Other expense (note 7d)	(96)	(56)	(47)

	(32)	24	8

Income from continuing operations before income taxes and other items	1,560	462	43
Income tax (expense) recovery (note 8)	(348)	(60)	203
Non-controlling interests	1	(1)	2
Equity in investees (note 11)	(4)	(6)	–

Income from continuing operations	1,209	395	248
Discontinued operations (note 3b)
Income from discontinued operations	297	–	–
Income taxes	–	–	–

Income before cumulative effect of changes in accounting principles	1,506	395	248
Cumulative effect of changes in accounting principles (note 2e)	–	6	–

Net income for the year	$1,506	$401	$248

Earnings per share data (note 9)
Income from continuing operations
Basic	$1.44	$0.74	$0.47
Diluted	$1.42	$0.73	$0.46
Net income
Basic	$1.79	$0.75	$0.47
Diluted	$1.77	$0.75	$0.46

1.	Exclusive of amortization (note 6).
The accompanying notes are an integral part of these consolidated financial statements.

Barrick Financial Report 2006	Financial Statements ▪ 73

Consolidated Statements of Cash Flow

Barrick Gold Corporation
For the years ended December 31 (in millions of United States dollars, except per share data)	2006	2005	2004

Operating Activities
Net income	$1,506	$401	$248
Amortization (note 4)	735	427	452
Deferred income taxes (notes 8 and 22)	(109)	(30)	(225)
Hedge losses on acquired gold hedge position (note 19c)	165	–	–
Income from discontinued operations (note 3b)	(297)	–	–
Other items (note 10a)	122	(72)	34

Net cash provided by operating activities	2,122	726	509

Investing Activities
Property, plant and equipment
Capital expenditures (note 4)	(1,087)	(1,104)	(824)
Sales proceeds	8	8	43
Acquisition of Placer Dome, net of cash acquired of $1,102 (note 3a)	(160)	–	–
Other acquisitions, net of cash acquired of $8 million (note 3c)	(47)	–	–
Acquisition of equity method investments (note 11)	(125)	(58)	(40)
Available-for-sale securities (note 11)
Purchases	(245)	(31)	(7)
Sales	46	10	9
Other investing activities	17	(5)	(2)

Net cash used in investing activities	(1,593)	(1,180)	(821)

Financing Activities
Capital stock
Proceeds on exercise of stock options	74	92	49
Dividends (note 23a)	(191)	(118)	(118)
Repurchased for cash (note 23a)	–	–	(95)
Long-term debt (note 19b)
Proceeds	2,189	179	973
Repayments	(1,581)	(59)	(41)
Settlement of acquired derivative instrument liabilities (note 19c)	(1,840)	–	–
Other financing activities	2	(1)	(28)

Net cash (used in) provided by financing activities	(1,347)	93	740

Cash Flows of Discontinued Operations (note 3b)
Operating activities	29	–	–
Investing activities – proceeds on sale	2,850	–	–
Other investing activities	(62)	–	–
Financing activities	11	–	–

	2,828	–	–

Effect of exchange rate changes on cash and equivalents	(4)	–	–

Net increase (decrease) in cash and equivalents	2,006	(361)	428
Cash and equivalents at beginning of year (note 19a)	1,037	1,398	970

Cash and equivalents at end of year (note 19a)	$3,043	$1,037	$1,398

The accompanying notes are an integral part of these consolidated financial statements.

74 ▪ Financial Statements	Barrick Financial Report 2006

Consolidated Balance Sheets

Barrick Gold Corporation
At December 31 (in millions of United States dollars)	2006	2005

Assets
Current assets
Cash and equivalents (note 19a)	$3,043	$1,037
Accounts receivable (note 13)	234	54
Inventories (note 12)	931	402
Other current assets (note 13)	588	255

	4,796	1,748
Non-current assets
Available-for-sale securities (note 11)	646	62
Equity method investments (note 11)	327	138
Property, plant and equipment (note 14)	8,335	4,146
Intangible assets (note 15)	75	–
Goodwill (note 16)	5,855	–
Other assets (note 17)	1,339	768

Total assets	$21,373	$6,862

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable	$686	$386
Short-term debt (note 19b)	863	80
Other current liabilities (note 18)	303	94

	1,852	560
Non-current liabilities
Long-term debt (note 19b)	3,244	1,721
Asset retirement obligations (note 20)	843	409
Deferred income tax liabilities (note 22)	798	114
Other liabilities (note 21)	436	208

Total liabilities	7,173	3,012

Non-controlling interests	1	–

Shareholders’ equity
Capital stock (note 23)	13,106	4,222
Retained earnings (deficit)	974	(341)
Accumulated other comprehensive income (loss) (note 24)	119	(31)

Total shareholders’ equity	14,199	3,850

Contingencies and commitments (notes 14 and 27)

Total liabilities and shareholders’ equity	$21,373	$6,862

The accompanying notes are an integral part of these consolidated financial statements.
Signed on behalf of the Board,

Gregory C. Wilkins, Director	Steven J. Shapiro, Director

Barrick Financial Report 2006	Financial Statements ▪ 75

Consolidated Statements of Shareholders’ Equity

Barrick Gold Corporation
For the years ended December 31 (in millions of United States dollars)	2006	2005	2004

Common shares (number in millions)
At January 1	538	534	535
Issued on exercise of stock options (note 25a)	3	4	3
Issued on acquisition of Placer Dome	323	–	–
Repurchased (note 23a)	–	–	(4)

At December 31	864	538	534

Common shares
At January 1	$4,222	$4,129	$4,115
Issued on exercise of stock options (note 25a)	74	93	49
Issued on acquisition of Placer Dome (note 3a)	8,761	–	–
Repurchased (note 23a)	–	–	(35)
Options issued on acquisition of Placer Dome (note 3a)	22	–	–
Recognition of stock option expense (note 25a)	27	–	–

At December 31	13,106	4,222	4,129

Retained earnings (deficit)
At January 1	(341)	(624)	(694)
Net income	1,506	401	248
Dividends (note 23a)	(191)	(118)	(118)
Adjustment on repurchase of common shares (note 23a)	–	–	(60)

At December 31	974	(341)	(624)

Accumulated other comprehensive income (loss) (note 24)	119	(31)	69

Total shareholders’ equity at December 31	$14,199	$3,850	$3,574

Consolidated Statements of Comprehensive Income

Barrick Gold Corporation
For the years ended December 31 (in millions of United States dollars)	2006	2005	2004

Net income	$1,506	$401	$248
Other comprehensive income (loss), net of tax (note 24)	150	(100)	9

Comprehensive income	$1,656	$301	$257

The accompanying notes are an integral part of these consolidated financial statements.

76 ▪ Financial Statements	Barrick Financial Report 2006

Notes to Consolidated Financial Statements
Barrick Gold Corporation. Tabular dollar amounts in millions of United States dollars, unless otherwise shown. References to C$, A$, and ZAR are to Canadian dollars, Australian dollars, and South African Rands respectively.
1 ▪ Nature of Operations
Barrick Gold Corporation (“Barrick” or the “Company”) principally engages in the production and sale of gold, as well as related activities such as exploration and mine development. In 2006, we acquired Placer Dome Inc. (see note 3a), which resulted in a substantial increase in the scale of our mining operations. We also produce some copper and hold interests in a platinum group metals development project and a nickel development project, both located in Africa and a platinum project located in Russia. Our mining operations are concentrated in our four regional business units: North America, South America, Africa and Australia Pacific. We sell our gold and copper production into the world market.
2 ▪ Significant Accounting Policies
a) Basis of Preparation
These financial statements have been prepared under United States generally accepted accounting principles (“US GAAP”). In 2006, we amended the classification of certain expense items on the face of our income statement to provide enhanced disclosure of significant business activities and reflect the increasing significance of amounts spent on those activities. Previously exploration expense and project development expenses were grouped as a single line item. In 2006, we began to present these items separately to enable the amounts spent and trends in each type of expense to be more easily identified. Also in 2006, we began to present overheads incurred at our regional business units as a separate line item under “other operating expenses” to provide increased visibility of the amounts incurred. Previously these expenses were included in “other expense” and not separately identified. To ensure comparability of financial information, prior-year amounts have been reclassified to conform with the current year presentation.
b) Consolidation
These consolidated financial statements include the accounts of Barrick Gold Corporation and those entities we have the ability to control either through voting rights or means other than voting rights. For incorporated joint ventures where we have the ability to control the joint venture, subject in some cases to protective rights held by our joint venture partners, we consolidate the joint venture and record a non-controlling interest for the interest held by our joint venture partner. In 2006 we finalized a joint venture agreement for the Pueblo Viejo project, which is held through an incorporated joint venture. Under the terms of the joint venture agreement, we have the ability to control the operating, investing and financing decisions and therefore we consolidate this joint venture.
     FIN 46R provides guidance on the identification and reporting of entities controlled through means other than voting rights and defines such entities as variable interest entities (“VIEs”). We apply this guidance to all entities, including those in the development stage, except for unincorporated joint ventures, which are outside the scope of FIN 46R. The principal entity that is a VIE is the entity that owns the Reko Diq project. Neither ourselves nor the other owners are the primary beneficiary for financial reporting purposes and we use the equity method of accounting for our interest in this entity (note 11).
     For unincorporated joint ventures under which we hold an undivided interest in the assets and liabilities of the joint venture, we include our interest in the assets and liabilities in our financial statements. Through the acquisition of Placer Dome in 2006 we acquired interests in the Cortez, Donlin Creek, Turquoise Ridge and Porgera mines which are held through unincorporated joint ventures under which we hold an undivided interest in the revenues, expenses, assets and liabilities. For further information refer to note 28.

Barrick Financial Report 2006	Notes to Consolidated Financial Statements ▪ 77

     The Donlin Creek property is being explored and developed under a Mining Venture Agreement that is between NovaGold and Barrick entered into in November 2002. Under the terms of the agreement, we currently hold a 30% interest in the project with the right to increase that interest to 70% by satisfying the following conditions on or before November 12, 2007: (1) funding of $32 million of exploration and development expenditures on the project; (2) delivering a feasibility study to NovaGold; and (3) obtaining the approval of our Board of Directors to construct a mine on the property. At the end of March 2006, we had satisfied the funding condition. We are currently taking the steps necessary to complete the feasibility study. We record our 70% share of project expenditures each period, together with an account receivable for Nova Gold’s share of those of expenditures. Under a shareholders agreement, Calista Corporation has the right to acquire a 5% to 15% interest in the Donlin Creek project by paying a corresponding percentage of capitalized costs within 90 days of receipt of a completed feasibility study.
c) Foreign Currency Translation
The functional currency of all our operations is the US dollar. We translate non-US dollar balances into US dollars as follows:

▪	non-monetary assets and liabilities using historical rates;

▪	monetary assets and liabilities using closing rates with translation gains and losses recorded in earnings; and

▪	income and expenses using average exchange rates, except for expenses that relate to non-monetary assets and liabilities measured at historical rates, which are translated using the same historical rate as the associated non-monetary assets and liabilities.
d) Use of Estimates
The preparation of these financial statements requires us to make estimates and assumptions. The most significant ones are: quantities of proven and probable gold and copper reserves; the value of mineralized material beyond proven and probable reserves; future costs and expenses to produce proven and probable reserves; future commodity prices and foreign currency exchange rates; the future cost of asset retirement obligations; amounts of contingencies; and the fair value of acquired assets and liabilities including pre-acquisition contingencies. Using these estimates and assumptions, we make various decisions in preparing the financial statements including:

▪	The treatment of mine development costs as either an asset or an expense;

▪	whether long-lived assets are impaired, and if so, estimates of the fair value of those assets and any corresponding impairment charge;

▪	our ability to realize deferred income tax assets;

▪	the useful lives of long-lived assets and the measurement of amortization;

▪	the fair value of asset retirement obligations;

▪	the likelihood of loss contingencies occurring and the amount of any potential loss;

▪	whether investments are impaired;

▪	the amount of income tax expense;

▪	allocations of the purchase price in business combinations to assets and liabilities acquired; and

▪	the valuation of reporting units used in the initial allocation of goodwill and subsequent goodwill impairment tests.
As the estimation process is inherently uncertain, actual future outcomes could differ from present estimates and assumptions, potentially having material future effects on our financial statements.
Significant Changes in Estimates
Gold and Copper Mineral Reserves
At the end of each fiscal year, as part of our annual business cycle, we prepare estimates of proven and probable gold and copper mineral reserves for each mineral property. We prospectively revise calculations of amortization of property, plant and equipment beginning in the first quarter of the next fiscal year. The effect of changes in reserve estimates on amortization expense for 2006 was a decrease of $75 million (2005: $28 million decrease; 2004: $15 million decrease).
Asset Retirement Obligations (AROs)
Each quarter we update cost estimates, and other assumptions used in the valuation of AROs, for AROs at each of our mineral properties to reflect new events, changes in circumstances and any new information that is available. Changes in these cost estimates and assumptions have a corresponding impact on the fair value of the ARO. For closed mines any change in the fair value of AROs results in a corresponding charge or credit within other expense. A charge of $53 million was recorded in 2006 for changes in cost estimates for AROs at closed mines (2005: $15 million expense; 2004: $22 million expense). For further details see note 20.

78 ▪ Notes to Consolidated Financial Statements	Barrick Financial Report 2006

Deferred Tax Valuation Allowances
For a description of changes in valuation allowances, refer to note 8.
Placer Dome Purchase Price Allocation
In fourth quarter 2006, we finalized the valuations of assets and liabilities acquired on the acquisition of Placer Dome. In the final purchase price allocation, the significant changes from the preliminary allocation were an increase in the value of property, plant and equipment by $2,104 million; recognition of intangible assets with a value of $85 million; an increase in asset retirement obligations by $215 million; and an increase in net deferred income tax liabilities by $574 million. Goodwill arising in the final purchase price allocation amounted to $6,506 million. In fourth quarter 2006, we prospectively revised the measurement of amortization to reflect the final values of property, plant and equipment and intangible assets. We recorded an increase in amortization expense in fourth quarter 2006 of $30 million for property, plant and equipment and $10 million for intangible assets. We also revised the measurement of interest capitalized for fourth quarter 2006 to reflect final valuations of acquired qualifying assets that resulted in an increase in interest capitalized by $14 million.
e) Accounting Changes
EITF 04-6 Accounting for Stripping Costs Incurred During Production in the Mining Industry
In 2005, we adopted EITF 04-6 and changed our accounting policy for stripping costs incurred in the production phase. Prior to adopting EITF 04-6, we capitalized stripping costs incurred in the production phase, and we recorded amortization of the capitalized costs as a component of the cost of inventory produced each period. Under EITF 04-6, stripping costs are recorded directly as a component of the cost of inventory produced each period. Using an effective date of adoption of January 1, 2005, we recorded a decrease in capitalized mining costs of $226 million; an increase in the cost of inventory of $232 million; and a $6 million credit to earnings for the cumulative effect of this change. For 2005, the effect of adopting EITF 04-6 compared to the prior policy was an increase in net income of $44 million ($0.08 per share), excluding the cumulative effect on prior periods.
FAS 123R, Accounting for Stock-Based Compensation
On January 1, 2006, we adopted FAS 123R. Prior to this date we applied FAS 123 and accounted for stock options under the intrinsic value method, recording compensation cost for stock options as the excess of the market price of the stock at the grant date of an award over the exercise price. Historically, the exercise price of stock options equaled the market price of the stock at the grant date resulting in no recorded compensation cost. We provided pro forma disclosure of the effect of expensing the fair value of stock options.
     In September 2006, the SEC released a letter on accounting for stock options. The letter addresses the determination of the grant date and measurement date for stock option awards. For Barrick, the stock option grant date is the date when the details of the award, including the number of options granted by individual and the exercise price, are approved. The application of the principles in the letter issued by the SEC did not change the date that has been historically determined as the measurement date for stock option grants.
     We adopted FAS 123R using the modified prospective method, which meant that financial statements for periods prior to adoption were not restated. From January 1, 2006 we record compensation expense for all new stock option grants based on the grant date fair value, amortized on a straight-line basis over the vesting period. We also record compensation expense for the unvested portion of stock option grants occurring prior to January 1, 2006, based on the grant date fair value that was previously estimated and used to provide for pro forma disclosures for financial statement periods prior to 2006, amortized on a straight-line basis over the remaining vesting period for those unvested stock options.
     Compensation expense for stock options was $27 million in 2006, and is presented as a component of cost of sales, corporate administration and other expense, consistent with the classification of other elements of compensation expense for those employees who had stock options. The recognition of compensation expense for stock options reduced earnings per share for 2006 by $0.03 per share. The application of FAS 123R to Restricted Share Units (RSUs) and Deferred Share Units (DSUs) did not result in any significant change in the method of accounting for RSUs or DSUs. See note 25 for further information on stock-based compensation.

Barrick Financial Report 2006	Notes to Consolidated Financial Statements ▪ 79

FAS 151, Inventory Costs
FAS 151 specifies the general principles applicable to the pricing and allocation of certain costs to inventory. FAS 151 is the result of a broader effort by the Financial Accounting Standards Board (FASB) to improve the comparability of cross-border financial reporting by working with the International Accounting Standards Board (IASB) toward development of a single set of high-quality accounting standards. As part of that effort, the FASB and the IASB identified opportunities to improve financial reporting by eliminating certain narrow differences between their existing accounting standards. The accounting for inventory costs, in particular, abnormal amounts of idle facility expense, freight, handling costs, and spoilage, is one such narrow difference that the FASB decided to address by issuing FAS 151. As historically worded in ARB 43, Chapter 4, the term “abnormal” was not defined and its application could lead to unnecessary noncomparability of financial reporting. FAS 151 eliminates that term. Under FAS 151, abnormal amounts of idle facility expense, freight, handling costs and wasted materials are recognized as current period charges rather than capitalized to inventory. FAS 151 also requires that the allocation of fixed production overhead to the cost of inventory be based on the normal capacity of production facilities.
     FAS 151 was applicable prospectively from January 1, 2006 and we modified our inventory accounting policy consistent with its requirements. Under our modified accounting policy for inventory, production-type costs that are abnormal are excluded from inventory and charged directly to the cost of sales. Interruptions to normal activity levels at a mine could occur for a variety of reasons including equipment failures and major maintenance activities, strikes, power supply interruptions and adverse weather conditions. When such interruptions occur we evaluate the impact on the cost of inventory produced in the period, and to the extent the actual cost exceeds the cost based on normal capacity we expense any excess directly to cost of sales. The adoption of FAS 151 did not have any significant effect on our financial statements.
FAS 158, Employers’ Accounting for Defined Benefit Pension and Other Post-retirement Plans
In September 2006, the FASB issued FAS 158 that requires employers to fully recognize the obligations associated with single-employer defined benefit pension, retiree health care and other post-retirement plans in their financial statements. FAS 158 was developed to respond to concerns that past accounting standards needed to be revisited to improve the transparency and usefulness of the information reported about them. Under past accounting standards, the funded status of an employer’s post-retirement benefit plan (i.e., the difference between the plan assets and obligations) was not always completely reported in the balance sheet. Employers reported an asset or liability that almost always differed from the plan’s funded status because previous accounting standards allowed employers to delay recognition of certain changes in plan assets and obligations that affected the costs of providing such benefits. Past standards only required an employer to disclose the complete funded status of its plans in the notes to the financial statements.
     FAS 158 requires recognition of the funded status of a benefit plan on the balance sheet – measured as the difference between plan assets at fair value (with limited exceptions) and the benefit obligation, as at the fiscal year-end. For a pension plan, the benefit obligation is the projected benefit obligation; for any other post-retirement benefit plan, such as a retiree health care plan, the benefit obligation is the accumulated post-retirement benefit obligation. FAS 158 also requires recognition, as a component of other comprehensive income, net of tax, of the gains or losses and prior service costs or credits that arise during the period but are not recorded as components of net periodic benefit cost. Amounts recorded in accumulated other comprehensive income are adjusted as they are subsequently recorded as components of net periodic cost. FAS 158 requires disclosure of information about certain effects of net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition asset or obligation.
     We adopted the provisions of FAS 158 in 2006, as required, except for the requirement to measure the plan assets and benefit obligations at the fiscal year-end, which is effective in fiscal years ending after December 15, 2008. The adoption of FAS 158 did not significantly impact our financial statements, and is disclosed in note 26.

80 ▪ Notes to Consolidated Financial Statements	Barrick Financial Report 2006

SEC Staff Accounting Bulletin No. 108 – Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (SAB 108)
In September 2006, the SEC issued SAB 108. SAB 108 addresses the multiple methods used to quantify financial statement misstatements and evaluate the accumulation of misstatements on the balance sheet. SAB 108 requires registrants to evaluate prior period misstatements using both a balance sheet approach (“the iron curtain method”) and an income statement approach (“the rollover method”). SAB 108 is effective for interim and annual periods ending after November 15, 2006. SAB 108 allows a one-time transitional cumulative effect adjustment to retained earnings as of January 1, 2006 for errors that were previously deemed not material, but would be material under the requirements of SAB 108. Barrick has historically used the rollover method in quantifying potential financial statement misstatements. As required by SAB 108, we re-evaluated prior period immaterial errors using the iron curtain method. Based upon the result of our evaluation, we did not identify any material errors or misstatements that were previously deemed not material under the rollover approach. Going forward, we will be applying both methods in quantifying potential financial statement errors and misstatements, as required by SAB 108.
f) Accounting Developments
FASB Interpretation No. 48 – Accounting for Uncertainty in Tax Positions (FIN 48)
In June 2006, the FASB issued FIN 48 – Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109. The interpretation has been developed because of diversity in practice for accounting for uncertain tax positions. Some entities record tax benefits for uncertain tax positions as they are filed on the income tax return, while others use either gain contingency accounting or a probability threshold.
     Under FIN 48, an entity should presume that a taxing authority will examine all tax positions with full knowledge of all relevant information. Therefore, when evaluating a tax position for recognition and measurement, consideration of the risk of examination is not appropriate. In applying the provisions of FIN 48, there are distinct recognition and measurement evaluations. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not, based solely on the technical merits, that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the appropriate amount of the benefit to recognize. The amount of benefit to recognize will be measured as the maximum amount which is more likely than not to be realized. The tax position should be de-recognized in the first period when it is no longer more likely than not of being sustained. On subsequent recognition and measurement, the maximum amount which is more likely than not to be recognized at each reporting date will represent management’s best estimate given the information available at the reporting date, even though the outcome of the tax position is not absolute or final. Subsequent recognition, de-recognition, and measurement should be based on new information. A liability for interest or penalties or both will be recognized as deemed to be incurred based on the provisions of the tax law, that is, the period for which the taxing authority will begin assessing the interest or penalties or both. The amount of interest expense recognized will be based on the difference between the amount recognized in accordance with this interpretation and the benefit recognized in the tax return.
     Under FIN 48, an entity must disclose its policy on the classification of interest and penalties and also disclose a reconciliation of the total amounts of unrecognized tax benefits at the beginning and the end of each period. On transition, the change in net assets due to applying the provisions of the interpretation will be considered a change in accounting principle with the cumulative effect of the change treated as an offsetting adjustment to the opening balance of retained earnings in the period of transition. The interpretation is effective beginning January 1, 2007. We are presently evaluating the impact of this interpretation on our financial statements.

Barrick Financial Report 2006	Notes to Consolidated Financial Statements ▪ 81

FAS 157, Fair Value Measurements
In September 2006, the FASB issued FAS 157 that provides enhanced guidance for using fair value to measure assets and liabilities. FAS 157 is meant to ensure that the measurement of fair value is more comparable and consistent, and improve disclosure about fair value measures. As a result of FAS 157 there is now a common definition of fair value to be used throughout US GAAP. FAS 157 applies whenever US GAAP requires (or permits) measurement of assets or liabilities at fair value. FAS 157 does not address when the use of fair value measurements is required.
     FAS 157 defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” This definition of fair value retains the exchange-price notion contained (either explicitly or implicitly) in many earlier US GAAP definitions of fair value. However, FAS 157 clarifies that the basis for a fair value measure is the price at which a company would sell or otherwise dispose of its assets or pay to settle a liability (i.e., an exit price), not the market price at which a company acquires its assets or assumes a liability (i.e., not an entry price). The exit price concept is based on current expectations about the future inflows associated with the asset and the future outflows associated with the liability from the perspective of market participants. Under FAS 157, a fair value measure should reflect all of the assumptions that market participants would use in pricing the asset or liability including, for example, an adjustment for risk inherent in a particular valuation technique used to measure fair value.
     In measuring fair value for a financial statement item, FAS 157 gives the highest priority to quoted prices in active markets. However, FAS 157 also permits the use of unobservable inputs for situations in which there is little, if any, market activity for the asset or liability being measured. Whether there is significant market activity or not, the objective is a market-based measure, rather than an entity-specific measure. FAS 157 also provides guidance on the effect of changes in credit risk on a fair value measure; investment blocks; and restricted securities.
     FAS 157 expands disclosure about the use of fair value to measure assets and liabilities. FAS 157 requires disclosures intended to provide information about (1) the extent to which companies measure assets and liabilities at fair value, (2) the methods and assumptions used to measure fair value, and (3) the effect of fair value measures on earnings. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Early adoption is permitted. We are currently assessing the impact of FAS 157 on our financial statements.
FSP AUG AIR-1 – Accounting for Planned Major Maintenance Activities (FSP Air-1)
In September 2006, the FASB issued FSP AIR-1 which amends guidance from the AICPA Industry Audit Guide, Audits of Airlines (“Airline Guide”) with respect to planned major maintenance activities and makes this guidance applicable to entities in all industries. Of the three methods of accounting for planned major maintenance allowed by FSP AIR-1, we plan to use the built-in overhaul method. The built-in overhaul method is based on segregation of plant and equipment costs into those that should be depreciated over the useful life of the asset and those that require overhaul at periodic intervals. Thus, the estimated cost of the overhaul component included in the purchase price of an asset is set up separately from the cost of the asset and is amortized to the date of the initial overhaul. The cost of the initial overhaul is then capitalized and amortized to the next overhaul, at which time the process is repeated.
     FSP AIR-1 is effective for the first fiscal year beginning after December 15, 2006. The provisions are applied retrospectively for all financial statements presented unless it is impractical to do so. We intend to apply the provisions of FSP AIR-1 beginning January 1, 2007. We are in the process of determining the effect that adoption of this FSP will have on prior periods.

82 ▪ Notes to Consolidated Financial Statements	Barrick Financial Report 2006

g) Other Significant Accounting Policies

	Note	Page

Acquisitions and divestitures	3	83
Segment information	4	88
Revenue and gold sales contracts	5	90
Cost of sales	6	92
Other (income) expense	7	92
Income tax (recovery) expense	8	94
Earnings per share	9	96
Operating cash flow – other items	10	97
Investments	11	97
Inventories	12	100
Accounts receivable, and other current assets	13	101
Property, plant and equipment	14	102
Intangible assets	15	104
Goodwill	16	104
Other assets	17	105
Other current liabilities	18	105
Financial instruments	19	105
Asset retirement obligations	20	115
Other non-current liabilities	21	116
Deferred income taxes	22	116
Capital stock	23	117
Other comprehensive income (loss)	24	118
Stock-based compensation	25	119
Post-retirement benefits	26	121
Litigation and claims	27	125
Unincorporated joint ventures	28	127

3 ▪ Acquisitions and Divestitures
a) Acquisition of Placer Dome Inc. (“Placer Dome”)
Placer Dome Offer and Acceptance
In first quarter 2006 we acquired 100% of the outstanding common shares of Placer Dome. Placer Dome was one of the world’s largest gold mining companies. It had 12 mining operations based in North America, South America, Africa and Australia/Papua New Guinea, as well as four projects that are in various stages of exploration/development. Its most significant mines were Cortez in the United States, Zaldívar in Chile, Porgera in Papua New Guinea, North Mara in Tanzania and South Deep in South Africa. The most significant projects are Cortez Hills and Donlin Creek in the United States, and Pueblo Viejo in the Dominican Republic. The business combination between ourselves and Placer Dome was an opportunity to create a Canadian-based leader in the global gold mining industry, which strengthens our competitive position, including in respect of gold reserves, gold production, growth opportunities, and balance sheet strength.
Accounting for the Placer Dome Acquisition
The Placer Dome acquisition has been accounted for as a purchase business combination, with Barrick as the accounting acquirer. We acquired Placer Dome on January 20, 2006, with the results of operations of Placer Dome consolidated from January 20, 2006 onwards. The purchase cost was $10 billion and was funded through a combination of common shares issued, the drawdown of a $1 billion credit facility, and cash resources.

Value of 322.8 million Barrick common shares issued at $27.14 per share[1]	$8,761
Value of 2.7 million fully vested stock options	22
Cash	1,239
Transaction costs	32

$10,054

1.	The measurement of the common share component of the purchase consideration represents the average closing price on the New York Stock Exchange for the two days prior to and two days after the public announcement on December 22, 2005 of our final offer for Placer Dome.
In accordance with the purchase method of accounting, the purchase cost was allocated to the underlying assets acquired and liabilities assumed based primarily upon their estimated fair values at the date of acquisition. The estimated fair values were based on a combination of independent appraisals and internal estimates. We concluded that the excess of purchase cost over the net identifiable tangible and intangible assets acquired represents goodwill. Goodwill arising on the acquisition of Placer Dome principally represents the ability for the company to continue as a going concern by finding new mineral reserves as well as the value of synergies that we expect to realize as a direct consequence of the acquisition of Placer Dome.

Barrick Financial Report 2006	Notes to Consolidated Financial Statements ▪ 83

The principal valuation methods for major classes of assets and liabilities were:

Inventory	Finished goods and work in process valued at estimated selling prices less disposal costs, costs to complete and a reasonable profit allowance for the completing and selling effort.

Building and equipment	Reproduction and/or replacement cost or market value for current function and service potential, adjusted for physical, functional and economic obsolescence.

Proven and probable reserves and value beyond proven and probable reserves at producing mines	Multi-period excess earnings approach considering the prospective level of cash nd flows and fair value of other assets at each mine.

Development projects	Discounted future cash flows considering the prospective level of cash flows from future operations and necessary capital cost expenditures.

Exploration properties	Appraised values considering costs incurred, earn-in agreements and comparable market transactions, where applicable.

Intangible assets	Value based on potential cost savings, price differential, discounted future cash flows, or comparable market transactions, as applicable.

Long-term debt and derivative instruments	Estimated fair values consistent with the methods disclosed in note 19d.

Asset retirement obligations	Estimated fair values consistent with the methods disclosed in note 20.
Summary Purchase Price Allocation

Cash	$1,102
Inventories	428
Other current assets	198
Property, plant and equipment
Buildings, plant and equipment	2,946
Proven and probable reserves	1,571
Value beyond proven and probable reserves	419
Intangible assets (note 15)	85
Assets of discontinued operations[1]	1,744
Other assets	347
Goodwill	6,506

Total assets	15,346

Current liabilities	669
Liabilities of discontinued operations[1]	107
Derivative instrument liabilities	1,729
Long-term debt	1,252
Asset retirement obligations	387
Deferred income tax liabilities	686

Total liabilities	4,830

Non-controlling interests	462

Net assets acquired	$10,054

1.	Includes operations that were sold to Goldcorp.
Severance Costs

Amounts recorded at acquisition	$48
Settlements in 2006	45

Amounts outstanding at December 31, 2006	$3

At acquisition we recorded liabilities totaling $48 million that primarily relate to employee severance at Placer Dome offices that were closed during the year. We expect to pay all the outstanding amounts by second quarter 2007.

84 ▪ Notes to Consolidated Financial Statements	Barrick Financial Report 2006

Pro Forma Information (Unaudited)
Pro Forma Consolidated Statement of Income

For the year ended December 31, 2005					Pro forma
($ millions of US dollars,					consolidated	Pro forma
except per share data in dollars)					Barrick before	adjustments for
					sale of certain	sale of certain
			Pro forma		operations to	operations to		Pro forma
	As reported		purchase		Goldcorp and	Goldcorp and		consolidated
	Barrick	Placer Dome	adjustments[1]		Gold Fields	Gold Fields[2]		Barrick

Sales	$2,350	$1,978			$4,328	(352	) (f)	$3,976

Costs and expenses
Cost of sales[3]	1,214	1,271			2,485	(265	) (f)	2,220
Amortization	427	264	131	(a)	822	(50	) (f)	772
Corporate administration	71	68			139			139
Exploration	109	91			200	(28	) (f)	172
Project development expense	32	81			113			113
Other operating expenses	59	6			65			65
Impairment of long-lived assets	–	–			–			–

	1,912	1,781	131		3,824	(343)		3,481

Interest income	38	39	5	(b)	82			82
Interest expense	(7)	(92)	1	(c)	(98)			(98)
Other income	49	44			93	(2	) (f)	91
Other expense	(56)	(79)	21	(d)	(114)			(114)

	24	(88)	27		(37)	(2)		(39)

Income from continuing operations before income taxes and other items	462	109	(104)		467	(11)		456
Income tax (expense) recovery	(60)	(21)	(8	) (e)	(89)	4	(g)	(85)
Non-controlling interests	(1)	2			1			1
Equity in investees	(6)	4			(2)	(4	) (f)	(6)

Income before cumulative effect of changes in accounting principles	395	94	(112)		377	(11)		366
Cumulative effect of changes in accounting principles	6	(14)			(8)			(8)

Net income for the year	$401	$80	$(112)		$369	$(11)		$358

Earnings per share data:
Net income
Basic and diluted	$0.75	$0.18						$0.42

1.	Adjustments to reflect certain estimated effects of purchase accounting.

2.	Adjustments to reflect the estimated effects of the sale of certain Placer Dome operations to Goldcorp and Gold Fields.

3.	Exclusive of amortization.

Barrick Financial Report 2006	Notes to Consolidated Financial Statements ▪ 85

Basis of Presentation
This unaudited pro forma consolidated financial statement information has been prepared by us for illustrative purposes only to show the effect of the acquisition of Placer Dome by Barrick. The unaudited pro forma consolidated statement information assumes that Barrick acquired Placer Dome effective January 1, 2005. In conjunction with the offer to acquire Placer Dome, Barrick entered into an agreement with Goldcorp Inc. (“Goldcorp”) for the sale of certain operations and projects of Placer Dome. This unaudited pro forma consolidated financial statement information assumes that sale of these operations to Goldcorp occurred on January 1, 2005. Pro forma adjustments for the assumed effect of the sale of these operations to Goldcorp on the results of operations of Barrick have been reflected in this unaudited pro forma consolidated financial statement information. Pro forma adjustments also reflect the sale of the South Deep mine in South Africa to Gold Fields Limited (“Gold Fields”), had the sale occurred on January 1, 2005 (note 3b).
     The unaudited pro forma consolidated financial statement information is not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Any potential synergies that may be realized and integration costs that may be incurred have been excluded from the unaudited pro forma financial statement information, including Placer Dome transaction costs and amounts payable under change of control agreements to certain members of management that are estimated at a combined total of $93 million. The information prepared is only a summary.
Pro Forma Assumptions and Adjustments
Certain adjustments have been reflected in this unaudited pro forma consolidated statement of income to illustrate the effects of purchase accounting and to reflect the impact of the sale of certain Placer Dome operations to Goldcorp, where the impact could be reasonably estimated. The principal purchase accounting adjustments relate to amortization, income taxes and interest expense, that have been adjusted to the accounting base recognized for each in the business combination.
Pro Forma Adjustments
The unaudited pro forma consolidated statement of income reflects the following adjustments as if the acquisition of 100% of Placer Dome and subsequent sale of certain operations to Goldcorp and Gold Fields had occurred on January 1, 2005:
(a)	An increase in amortization expense by $131 million to reflect the value assigned to property, plant and equipment and intangible assets in the purchase price allocation.

(b)	An increase in interest income by $5 million for the year ended December 31, 2005 to reflect interest income earned on cash proceeds generated by the assumed exercise of Placer Dome stock options.

(c)	An increase in interest expense by $48 million for the year ended December 31, 2005 to reflect the interest costs (net of amounts that would have been capitalized to Barrick development projects) relating to the cash component of the Offer that was financed through temporary credit facilities. A decrease in interest expense by $49 million for the year ended December 31, 2005 to reflect the assumed avoidance of interest on the temporary financing for the cash component of the Offer assuming the repayment of such financing from the receipt of cash proceeds from the sale of certain Placer Dome operations to Goldcorp.

(d)	A decrease in other expense by $21 million to de-recognize non-recurring transaction costs recorded by Placer Dome relating to the Barrick offer.

(e)	A debit to tax expense of $8 million for the year ended December 31, 2005 to reflect the tax effect of the pro forma purchase adjustments in (a) through (d).

(f)	Adjustments to de-recognize the revenues and expenses for the year ended December 31, 2005 relating to the Placer Dome operations that were sold to Goldcorp and Gold Fields.

(g)	Adjustments to de-recognize income tax expense for the operations that were sold to Goldcorp and Gold Fields for the year ended December 31, 2005 and to record the tax effect of other pro forma adjustments relating to the sale of certain Placer Dome operations to Goldcorp and Gold Fields.
Pro Forma Earnings Per Share

For the year ended December 31, 2005
(millions of shares or US dollars, except per share data in dollars)

Actual weighted average number of Barrick common shares outstanding	536
Assumed number of Barrick common shares issued to Placer Dome shareholders	323

Pro forma weighted average number of Barrick common shares outstanding	859

Pro forma net income	$358

Pro forma earnings per share — basic	$0.42

Pro forma weighted average number of Barrick common shares outstanding	859
Dilutive effect of stock options	2

Pro forma weighted average number of Barrick common shares outstanding — diluted	861

Pro forma earnings per share — diluted	$0.42

86 ▪ Notes to Consolidated Financial Statements	Barrick Financial Report 2006

b) Discontinued Operations
Results of Discontinued Operations

For the years ended December 31	2006	2005

Gold sales
South Deep operations	$158	$—
Operations sold to Goldcorp	83	—

	$241	$—

Income (loss) before tax
South Deep[1]	8	—
Gain on sale of South Deep	288
Operations sold to Goldcorp	1	—

	$297	$—

1.	Amounts are disclosed net of non-controlling interests of $24 million.
South Deep
On December 1, 2006, we sold our 50% interest in the South Deep mine in South Africa to Gold Fields. Gold Fields is responsible for all liabilities relating solely to the assets of the mine, including employment commitments and environmental, closure and reclamation liabilities. The consideration on closing was $1,517 million, of which $1,209 million was received in cash and $308 million in Gold Fields shares. On closing we recorded a gain of $288 million, representing the consideration received less transaction costs and the carrying amount of net assets of South Deep, including goodwill relating to South Deep of $651 million.
     The results of the operations of South Deep in 2006 are presented under “discontinued operations” in the income statement and cash flow statement. As required by accounting rules applicable to discontinued operations, amortization of property, plant and equipment at South Deep ceased on September 1, 2006, the date when they were classified as held for sale, and we allocated interest expense of $2 million to these discontinued operations.
     In second quarter 2006, a loaded skip and 6.7 kilometers of rope fell 1.6 kilometers down the South Deep mine’s Twin Shaft complex during routine maintenance, causing extensive damage but no injuries. Repair costs for assets that were damaged were expensed as incurred. We were insured for property damage and a portion of business interruption losses. Insurance recoveries of $12 million (based on our 50% interest in South Deep) were recorded within income from discontinued operations for the period to December 1, 2006.
Operations Sold to Goldcorp
In second quarter 2006, we sold all of Placer Dome’s Canadian properties and operations (other than Placer Dome’s office in Vancouver), including all mining, reclamation and exploration properties, Placer Dome’s interest in the La Coipa mine in Chile, 40% of Placer Dome’s interest in the Pueblo Viejo project in the Dominican Republic, certain related assets and, our share in Agua de la Falda S.A., which included our interest in the Jeronimo project, to Goldcorp Inc. (“Goldcorp”) (collectively, the ‘‘Operations sold to Goldcorp’’). Goldcorp is responsible for all liabilities relating solely to these properties and operations, including employment commitments and environmental, closure and reclamation liabilities.
     The sales proceeds for the operations sold to Goldcorp were $1,641 million. The aggregate net amount of assets and liabilities of these operations were recorded in the purchase price allocation at $1,641 million based on the terms of a sale agreement with Goldcorp that was in place at the time we acquired Placer Dome. The results of the operations sold to Goldcorp were included under “discontinued operations” in the income statement and cash flow statement until closing. Interest expense of $21 million was allocated to the results from the operations sold to Goldcorp. No gain or loss arose on closing of the sale.
c) Acquisition of Pioneer Metals Inc. (“Pioneer”)
In 2006, we acquired control of Pioneer through the acquisition of 59.2 million shares, representing approximately 91% of the outstanding shares of Pioneer. Total cash consideration paid was $53 million. Pioneer has a portfolio of exploration properties and interests, including the Grace property which is adjacent to NovaGold Resources Inc.’s Galore Creek project. This transaction represents a purchase of assets, and we allocated the purchase price to the assets acquired.
d) Sale of Paddington Operations
In November 2006, we signed a sale agreement for the Paddington operations in Australia, under which we will receive cash proceeds of $39 million. The Paddington operations, which form part of the Kanowna mine acquired in the acquisition of Placer Dome, consist of the Paddington mill and certain land tenements in the area near the mill. We expect the transaction to close in first quarter 2007.

Barrick Financial Report 2006	Notes to Consolidated Financial Statements ▪ 87

4 ▪ Segment Information
In 2004, we adopted a regional business unit approach to the management of our mining operations. Our operations were organized geographically in the following regions: North America, South America, Australia/Africa, and Russia/Central Asia. Notwithstanding this management structure we reported information on a mine by mine basis to the Chief Operating Decision Maker, and therefore concluded that our operating segments represented individual mines and development projects. In 2006, upon completion of the Placer Dome acquisition and integration of the acquired Placer Dome mining operations, we created a separate Africa business unit distinct from Australia and added the Porgera mine in Papua New Guinea to the Australia business unit, at the same time renaming it Australia Pacific. We revised the format of information provided to the Chief Operating Decision Maker to be consistent with our regional business unit structure, distinguishing between gold and copper mining operations. In first quarter 2006, we revised our operating segment disclosure to be consistent with the internal management structure and reporting format changes, with restatement of comparative information to conform to the current period presentation. In fourth quarter 2006 on closing of a transaction to vend-in our Russian gold assets to Highland Gold (see note 11), we concluded that we no longer had a Russia/Central Asia operating segment and segment disclosures have been revised to exclude Russia/Central Asia.
Income Statement Information

	Sales			Segment expenses			Segment income (loss)[1]
For the years ended December 31	2006	2005	2004	2006	2005	2004	2006	2005	2004

Gold
North America	$1,806	$1,249	$1,140	$1,051	$695	$651	$513	$341	$250
South America	1,110	521	251	307	147	58	676	273	86
Australia Pacific	1,160	401	406	757	264	238	228	126	123
Africa	409	179	135	228	108	100	98	(13)	1
Copper
South America	967	—	—	283	—	—	635	—	—
Australia Pacific	184	—	—	110	—	—	57	—	—

	$5,636	$2,350	$1,932	$2,736	$1,214	$1,047	$2,207	$727	$460

1.	Segment income (loss) represents segment sales, less segment expense and segment amortization.

	Exploration[1]			Regional business unit costs[1]
For the years ended December 31	2006	2005	2004	2006		2005		2004

North America	$64	$34	$30		$30		$14		$16
South America	22	19	20		19		6		1
Australia Pacific	44	13	17		38		16		7
Africa	22	34	23		1		—		—
Other expense outside reportable segments	19		96	—		—		—

	$171	$109	$96		$88		$36		$24

1.	Exploration and regional business unit costs are excluded from the measure of segment income but are reported separately by operating segment to the Chief Operating Decision Maker.

88 ▪ Notes to Consolidated Financial Statements	Barrick Financial Report 2006

Geographic Information

	Long-lived assets[2]		Sales[1]
For the years ended December 31	2006	2005	2006	2005	2004

North America
United States	$2,518	$1,431	$1,638	$1,073	$934
Canada	921	313	168	176	206
Dominican Republic	78	—	—	—	—
South America
Peru	492	540	852	521	251
Chile	1,599	269	967	—	—
Argentina	1,014	843	258	—	—
Australia Pacific
Australia	2,142	815	1,147	401	406
Papua
New Guinea	438	—	197	—	—
Africa
Tanzania	993	669	409	179	135
Other	452	234	—	—	—

	$10,647	$5,114	$5,636	$2,350	$1,932

1.	Presented based on the location in which the sale originated.

2.	Long-lived assets include property, plant and equipment, and other tangible non-current assets.

Reconciliation of Segment Income

For the years ended December 31	2006	2005	2004

Segment income	$2,207	$727	$460
Amortization of corporate assets	(42)	(18)	(27)
Exploration	(171)	(109)	(96)
Project development expense	(119)	(32)	(45)
Corporate administration	(142)	(71)	(71)
Other operating expenses	(124)	(59)	(47)
Impairment of long-lived assets	(17)	—	(139)
Other income (expense)	(32)	24	8

Income from continuing operations before income taxes and other items	$1,560	$462	$43

Asset Information

	Segment					Segment
	long-lived assets		Amortization			capital expenditures
For the years ended December 31	2006	2005	2006	2005	2004	2006	2005	2004

Gold
North America	$3,517	$1,744	$242	$213	$239	$260	$218	$104
South America	1,829	1,652	127	101	107	343	525	509
Australia Pacific	2,142	815	175	46	45	340	308	110
Africa	993	669	83	49	34	93	45	94
Copper
South America	1,276	—	49	—	—	18	—	—
Australia Pacific	438	—	17	—	—	21	—	—

Segment total	10,195	4,880	693	409	425	1,075	1,096	817
Cash and equivalents	3,043	1,037	—	—	—	—	—	—
Accounts receivable, inventories, other current assets	1,753	711	—	—	—	—	—	—
Intangible assets	75	—	—	—	—	—	—	—
Goodwill	5,855	—	—	—	—	—	—	—

Other items not allocated to segments	452	234	42	18	27	12	8	7

Enterprise total	$21,373	$6,862	$735	$427	$452	$1,087	$1,104	$824

Barrick Financial Report 2006	Notes to Consolidated Financial Statements ▪ 89

5 ▪ Revenue and Gold Sales Contracts

For the years ended December 31	2006	2005	2004

Gold bullion sales[1]
Spot market sales	$3,949	$1,940	$1,111
Gold sales contracts	369	300	709

	4,318	2,240	1,820
Concentrate sales	167	110	112

	$4,485	$2,350	$1,932

Copper sales[1]
Copper cathode sales	$951	$—	$—
Concentrate sales	200	—	—

	$1,151	$—	$—

1.	Revenues include amounts transferred from OCI to earnings for commodity cash flow hedges (see note 19c and 24).
Products
All of our gold mining operations produce gold in doré form, except Eskay Creek, which produces gold concentrate and gold ore; Bulyanhulu which produces both gold doré and gold concentrate; and Osborne which produces a concentrate that contains both gold and copper. Gold doré is unrefined gold bullion bars usually consisting of 90% gold that is refined to pure gold bullion prior to sale to our customers. Gold concentrate is a processing product containing the valuable ore mineral (gold) from which most of the waste mineral has been eliminated, that undergoes a smelting process to convert it into gold bullion. Gold bullion is sold primarily in the London spot market or under gold sales contracts. Gold concentrate is sold to third-party smelters. At our Zaldívar mine we produce pure copper cathode, which consists of 99.9% copper, a form that is deliverable for sale in world metals exchanges.
Accounting Policy
We record revenue when the following conditions are met: persuasive evidence of an arrangement exists; delivery and transfer of title (gold revenue only) have occurred under the terms of the arrangement; the price is fixed or determinable; and collectability is reasonably assured. Revenue is presented net of direct sales taxes of $16 million (2005: $nil; 2004: $nil).
Gold Bullion Sales
We record revenue from gold and silver bullion sales at the time of physical delivery, which is also the date that title to the gold or silver passes. The sales price is fixed at the delivery date based on either the terms of gold sales contracts or the gold spot price. Incidental revenues from the sale of by-products such as silver are classified within cost of sales.
Gold Sales Contracts
At December 31, 2006, we had fixed-price gold sales contracts with various customers for a total of 10.8 million ounces of future gold production and floating spot price gold sales contracts for a total of 1.2 million ounces. We had allocated 9.5 million ounces of the fixed-price gold sales contracts to our development projects (“Project Gold Sales Contracts”). In addition to the gold sales contracts allocated to the development projects, we had 1.3 million ounces of Corporate gold sales contracts that we intend to settle through delivery of future gold production from our operating mines.
     In 2007, in the period through February 21, 2007, we delivered a total of 0.9 million ounces of our 2007 gold production into fixed-price Corporate Gold Sales Contracts at an average price of $340 per ounce. In 2007, we also converted 0.4 million ounces of fixed-price Corporate Gold Sales Contracts into floating spot price contracts, for a total of 1.6 million ounces of floating spot price contracts, whereby the price realized will represent spot less an average fixed reduction of about $240 per ounce.
     The terms of gold sales contracts are governed by master trading agreements (MTAs) that we have in place with customers. The contracts have final delivery dates primarily over the next 10 years, but we have the right to settle these contracts at any time over this period. Contract prices are established at inception through to an interim date. If we do not deliver at this interim date, a new interim date is set. The price for the new interim date is determined in accordance with the MTAs which have contractually agreed price adjustment mechanisms based on the market gold price. The MTAs have both fixed and floating price mechanisms. The fixed-price mechanism represents the market price at the start date (or previous interim date) of the contract plus a premium based on the difference between the forward price of gold and the current market price. If at an interim date we opt for a floating price, the floating price represents the spot market price at the time of delivery of

90 ▪ Notes to Consolidated Financial Statements	Barrick Financial Report 2006

gold adjusted based on the difference between the previously fixed price and the market gold price at that interim date. The final realized selling price under a contract primarily depends upon the timing of the actual future delivery date, the market price of gold at the start of the contract and the actual amount of the premium of the forward price of gold over the spot price of gold for the periods that fixed selling prices are set.
Mark-to-Market Value

	Total	At Dec. 31
	ounces in	2006
$ millions	millions	value[1]

Project Gold Sales Contracts	9.5	$(3,187)
Corporate Gold Sales Contracts	1.3	(387)
Floating Spot Price Gold Sales Contracts	1.2	(260)

	12.0	$(3,834)

1.	At a spot gold price of $632 per ounce.
The difference between the forward price of gold and the current market price, referred to as contango, can be expressed as a percentage that is closely correlated to the difference between US dollar interest rates and gold lease rates. Historically short-term gold lease rates have generally been lower than longer-term rates. We use gold lease rate swaps to achieve a more economically optimal term structure for gold lease rates implicit in contango. Under the swaps we receive a fixed gold lease rate, and pay a floating gold lease rate, on a notional 0.5 million ounces of gold spread from 2007 to 2013. The swaps are associated with fixed-price gold sales contracts with expected delivery dates beyond 2007. Lease rate swaps are classified as non-hedge derivatives (note 19c) and had a positive fair value of $64 million at December 31, 2006 (2005: $66 million).
     Floating spot price sales contracts were previously fixed-price forward sales contracts for which, in accordance with the terms of our MTAs, we have elected to receive floating spot gold and silver prices, adjusted based on the difference between the spot price and the contract price at the time of such election. Floating prices were elected for these contracts so that we could economically regain spot gold price leverage under the terms of delivery into these contracts. Furthermore, floating price mechanisms were elected for these contracts at a time when the then current market price was higher than the fixed price in the contract. The mark-to-market value of these contracts (at December 31, 2006) was negative $260 million, which equates to an average reduction to the future spot sales price of approximately $221 per ounce, when we deliver gold at spot prices against these contracts.
     At December 31, 2006, one counterparty made up 12% of the total ounces committed under gold sales contracts.
Concentrate Sales
Under the terms of concentrate sales contracts with independent smelting companies, gold and copper sales prices are set on a specified future date after shipment based on market prices. We record revenues under these contracts at the time of shipment, which is also when title passes to the smelting companies, using forward market gold and copper prices on the expected date that final sales prices will be fixed. Variations between the price recorded at the shipment date and the actual final price set under the smelting contracts are caused by changes in market gold and copper prices, and result in an embedded derivative in the accounts receivable. The embedded derivative is recorded at fair value each period until final settlement occurs, with changes in fair value classified as a component of revenue. The notional amount typically outstanding in accounts receivable is between ten and fifteen thousand ounces of gold and 4 and 7 million pounds of copper.
Copper Cathode Sales
Under the terms of copper cathode sales contracts, copper prices are set on a specified future date based upon market commodity prices plus certain price adjustments. Revenue is recognized at the time of shipment when risk of loss passes to the customer, and collectability is reasonably assured. Revenue is measured using forward market prices on the expected date that final selling prices will be fixed. Variations occur between the price recorded on the date of revenue recognition and the actual final price under the terms of the contracts due to changes in market copper prices, which result in the existence of an embedded derivative in the accounts receivable. This embedded derivative is recorded at fair value each period until final settlement occurs, with changes in fair value classified as a component of revenue. The notional amount typically outstanding in accounts receivable is between 20 and 30 million pounds of copper.

Barrick Financial Report 2006	Notes to Consolidated Financial Statements ▪ 91

6 ▪ Cost of Sales

	Gold			Copper
For the years ended December 31	2006	2005	2004	2006	2005	2004

Cost of goods sold[1]	$2,289	$1,265	$1,128	$390	$—	$—
By-product revenues[2]	(123)	(132)	(146)	(1)	—	—
Royalty expense	150	63	53	4	—	—
Mining production taxes	27	18	12	—	—	—

	$2,343	$1,214	$1,047	$393	$—	$—

1.	Cost of goods sold includes accretion expense at producing mines of $31 million (2005: $11 million; 2004: $11 million). Cost of goods sold includes charges to reduce the cost of inventory to net realizable value as follows: $28 million in 2006; $12 million in 2005 and $9 million in 2004. The cost of inventory sold in the period reflects all components capitalized to inventory, except that, for presentation purposes, the component of inventory cost relating to amortization of property, plant and equipment is classified in the income statement under “amortization.” Some companies present this amount under “cost of sales.” The amount presented in amortization rather than cost of sales was $693 million in 2006; $409 million in 2005 and $425 million in 2004. In 2004, cost of goods sold includes the reversal of $15 million of accrued costs on resolution of the Peruvian tax assessment (see note 8).

2.	We use silver sales contracts to sell a portion of silver produced as a by-product. Silver sales contracts have similar delivery terms and pricing mechanisms as gold sales contracts. At December 31, 2006, we had fixed-price commitments to deliver 13.1 million ounces of silver at an average price of $6.45 per ounce and floating spot price silver sales contracts for 7.0 million ounces over periods primarily of up to 10 years. The mark-to-market on silver sales contracts at December 31, 2006 was negative $100 million (2005: negative $52 million).
Royalties
Certain of our properties are subject to royalty arrangements based on mineral production at the properties. The most significant royalties are at the Goldstrike, Bulyanhulu and Veladero mines and the Pascua-Lama project. The primary type of royalty is a net smelter return (NSR) royalty. Under this type of royalty we pay the holder an amount calculated as the royalty percentage multiplied by the value of gold production at market gold prices less third-party smelting, refining and transportation costs. Most Goldstrike production is subject to an NSR or net profits interest (NPI) royalty. The highest Goldstrike royalties are a 5% NSR and a 6% NPI royalty. Bulyanhulu is subject to an NSR-type royalty of 3%. Pascua-Lama gold production from the areas located in Chile is subject to a gross proceeds sliding scale royalty, ranging from 1.5% to 9.8%, and a 2% NSR on copper production. For areas located in Argentina, Pascua-Lama is subject to a 3% NSR on extraction of all gold, silver and other minerals. Production at Veladero is subject to a 3.75% NSR on extraction of all gold, silver and other minerals. Production at Lagunas Norte is subject to a 2.51% NSR on extraction of all gold and other minerals. Through the acquisition of Placer Dome we assumed various royalty obligations at the Placer Dome mines. All production at Cortez is subject to a 1.5% gross smelter return (“GSR”) royalty, with a further GSR royalty over the Pipeline/South Pipeline deposit (graduating from 0.4% to 5.0% based on the price of gold) and a net value royalty of 5% over a portion of the Pipeline/South Pipeline deposit. Production at the Pueblo Viejo project is subject to a 3.2% NSR from the sale of minerals less costs incurred on mining extraction or removal of minerals from the leased properties. Production at Donlin Creek project is subject to a 1.5% net smelter royalty for the first five years, and a 4.5% net smelter royalty thereafter. Production at the North Mara mine is subject to an NSR-type royalty of 3% on extraction of all minerals, and an additional 1.1% land tenement royalty for production out of the Gokona pit that is payable to the Tanzanian Revenue Authority. Production at the Porgera mine is subject to a 2% net smelter royalty payable to the National Government Department of Mining, which then distributes it to the Enga Provincial government, the Porgera District Authority, and local landowners. Production in Queensland and Western Australia is subject to a royalty ranging from 2.5% to 2.7% of gold revenues.
     Royalty expense is recorded at the time of sale of gold production, measured using the applicable royalty percentage for NSR royalties or estimates of NPI amounts.
7 ▪ Other (Income) Expense
a) Other Operating Expenses

For the years ended December 31	2006	2005	2004

Regional business unit costs[1]	$88	$36	$24
Community development costs[2]	15	—	—
Environmental remediation costs	8	13	14
World Gold Council fees	13	10	9

	$124	$59	$47

1.	Relates to costs incurred at regional business unit offices.

2.	In 2006, we paid amounts relating to new community programs in Peru and Tanzania.

92 ▪ Notes to Consolidated Financial Statements	Barrick Financial Report 2006

Environmental Remediation Costs
During the production phases of a mine, we incur and expense the cost of various activities connected with environmental aspects of normal operations, including compliance with and monitoring of environmental regulations; disposal of hazardous waste produced from normal operations; and operation of equipment designed to reduce or eliminate environmental effects. In limited circumstances, costs to acquire and install plant and equipment are capitalized during the production phase of a mine if the costs are expected to mitigate risk or prevent future environmental contamination from normal operations.
     When a contingent loss arises from the improper use of an asset, a loss accrual is recorded if the loss is probable and reasonably estimable. Amounts recorded are measured on an undiscounted basis, and adjusted as further information develops or if circumstances change. Recoveries of environmental remediation costs from other parties are recorded as assets when receipt is deemed probable.
b) Impairment of Long-lived Assets

For the years ended December 31	2006	2005	2004

Eskay Creek[1]	$—	$—	$58
Peruvian exploration properties[2,3]	17	—	67
Other	—	—	14

	$17	$—	$139

1.	The asset group that comprises the Eskay Creek mine was tested for impairment effective December 31, 2004. The principal factors that caused us to test this asset group for impairment included: downward revisions to proven and probable reserves; the impact of the continued strengthening of the C$ against the US$ and upward revisions to expected asset retirement costs in the fourth quarter of 2004. An impairment charge of $58 million was recorded, which represents the amount by which the carrying amount of the asset group exceeds its estimated fair value. Fair value was estimated using the method described in note 14c.

2.	In 2006, the carrying amount of Cuerpo Sur, an extension of Pierina, was tested for impairment on completion of the annual life of mine planning process. An impairment charge of $17 million was recorded to reduce the carrying amount to the estimated fair value.

3.	At the end of 2004, upon completion of the exploration program for the year, we assessed the results and updated our future plans for various exploration properties in Peru that were originally acquired through the Arequipa acquisition in 1996. We concluded that the results and future potential did not merit any further investment for these properties. The assets were tested for impairment, and an impairment charge of $67 million was recorded that reflects the amounts by which their carrying amounts exceed their estimated fair values. The fair value of this group of assets was judged to be minimal due to the unfavorable results of exploration work on the properties.
c) Other Income

For the years ended December 31	2006	2005	2004

Non-hedge derivative gains (note 19d)	$—	$6	$5
Gains on sale of assets[1]	9	5	36
Gains on sale of investments (note 11)	6	17	6
Gain on Kabanga transaction	—	15	—
Gain on vend-in to Highland Gold (note 11)	51	—	—
Royalty income	10	6	2
Sale of water rights	5	—	—
Other	8	—	—

	$89	$49	$49

1.	In 2006, we sold certain properties in Canada and Chile. In 2005, we sold some land positions in Australia. In 2004 we sold various mining properties, including the Holt-McDermott mine in Canada and certain land positions around our inactive mine sites in the United States.
Kabanga Transaction
In April 2005, we entered into a joint venture agreement with Falconbridge Limited (“Falconbridge”) with respect to the Kabanga nickel deposit and related concession in Tanzania. In 2006, Xstrata Plc (“Xstrata”) acquired Falconbridge. Xstrata is the operator of the joint venture and the project is currently in the pre-feasibility study stage. Kabanga, which is one of the largest undeveloped nickel sulphide deposits in the world, is located in northwest Tanzania. The property is approximately 385 kilometers from Bulyanhulu and approximately 200 kilometers west of Tulawaka and is accessible by a paved/gravel road. In 2006, ongoing diamond drilling, exploration and other project development engineering activities being managed by Xstrata have been performed as part of a work plan to prepare an updated resource model and scoping study. Xstrata has recently completed the $50 million work plan that was contemplated in the joint venture agreement. In 2007, Xstrata plans to prepare a pre-feasibility study. In accordance with the joint venture agreement, Xstrata has committed to spend an additional $95 million, which will be used to fund the pre-feasibility study with funds remaining for other subsequent activities. After the $95 million spent by Xstrata, funding will be shared equally by Barrick and Xstrata.

Barrick Financial Report 2006	Notes to Consolidated Financial Statements ▪ 93

d) Other Expense

For the years ended December 31	2006	2005	2004

Changes in AROs at closed mines	$53	$15	$22
Accretion expense at closed mines (note 20)	8	10	7
Impairment charges on investments (note 11)	6	16	5
Legal costs for major litigation	—	8	5
Placer Dome integration costs	12	—	—
Corporate transaction costs	7	—	—
Currency translation (gains) losses	(2)	(3)	1
Pension and other post-retirement benefit expense (notes 26b and 26e)[1]	3	8	2
Other items	9	2	5

	$96	$56	$47

1.	For the year ended December 31, 2006, $4 million of pension credit that relates to active employees at producing mines is included in cost of sales (2005: $nil), and $2 million is included in corporate administration (2005: $nil).
8 ▪ Income Tax Expense (Recovery)

For the years ended December 31	2006	2005	2004

Current
Canada	$13	$(3)	$19
International	444	93	24

	$457	$90	$43

Deferred
Canada	$(117)	$(15)	$(26)
International	80	22	7

	$(37)	$7	$(19)

Income tax expense before elements below[1]	$420	$97	$24
Outcome of tax uncertainties	—	—	(141)
Change in tax status in Australia	(31)	(5)	(81)
Tax rate changes	12	—	—
Release of beginning of year valuation allowances	(53)	(32)	(5)

Total expense (recovery)	$348	$60	$(203)

1.	All amounts are deferred tax items except for a $21 million portion of the $141 million recovery on resolution of the Peruvian tax assessment in 2004, which is a current tax item.
Outcome of Tax Uncertainties
Peruvian Tax Assessment
On September 30, 2004, the Tax Court of Peru issued a decision in our favor in the matter of our appeal of a 2002 income tax assessment of $32 million, excluding interest and penalties. The 2002 income tax assessment related to a tax audit of our Pierina mine for the 1999 and 2000 fiscal years. The assessment mainly related to the validity of a revaluation of the Pierina mining concession, which affects its tax basis. Under the valuation proposed by the Peruvian tax agency, SUNAT, the tax basis of the Pierina mining concession would have changed from what we previously assumed with a resulting increase in current and deferred income taxes. The full life-of-mine effect on current and deferred income tax liabilities totaling $141 million was fully recorded at December 31, 2002, as well as other related costs of about $21 million ($15 million post-tax).
     In January 2005, we received confirmation in writing that there would be no appeal of the September 30, 2004 Tax Court of Peru decision. The confirmation concluded the administrative and judicial appeals process with resolution in Barrick’s favor. In 2004, we recorded a $141 million reduction in current and deferred income tax liabilities and a $21 million reduction in other accrued costs in 2004, $15 million of which was classified in cost of sales and $6 million of which was classified in other (income) expense. Notwithstanding the favorable Tax Court decision we received in 2004 on the 1999 to 2000 revaluation matter, on audit, SUNAT has reassessed us on the same issue for 2001 to 2003. We believe that the audit reassessment has no merit, that we will prevail, and accordingly no provision has been booked for this reassessment.

94 ▪ Notes to Consolidated Financial Statements	Barrick Financial Report 2006

Changes in Tax Status in Australia
A tax law was enacted in Australia in 2002 that allows wholly-owned groups of companies resident in Australia to elect to be treated as a single entity and to file consolidated tax returns. This regime is elective and the election is irrevocable. Under certain circumstances, the rules governing the election allow for a choice to reset the tax cost basis of certain assets within a consolidated group. Our election, which was effective for our 2004 fiscal year, resulted in an estimated upward revaluation of the tax basis of our assets in Australia, by $110 million, with a corresponding $33 million adjustment to deferred taxes. In 2005, based on additional facts and refinements, the adjustment was increased by $5 million.
     Also in 2004, we filed an election to use the US dollar as the functional currency for Australian tax calculations and tax returns, whereas previously the Australian dollar was used. Prior to this election, the favorable impact of changes in the tax basis of non-monetary assets caused by changes in the US$:A$ exchange rate were not recorded, as their realization was not certain. The election in 2004 created certainty about the realization of these favorable tax temporary differences and resulted in our recognition of these as deferred tax assets amounting to $48 million. The impact of the change in tax status was to increase the amount of deductible temporary differences relating to non-monetary assets by $48 million.
     In first quarter 2006, an interpretative decision (ID) was issued by the Australia Tax Office that clarified the tax treatment of currency gains and losses on foreign currency denominated liabilities. Under certain conditions, for taxpayers who have made the functional currency election, and in respect of debt that existed at the time the election was made, the ID provided clarification that unrealized foreign exchange gains that currently exist on intercompany debt will not crystallize upon repayment of the debt. The effect of the ID was recorded as a $31 million increase to deferred tax assets.
Tax Rate Changes
In second quarter 2006, a new federal rate change was enacted in Canada that lowered the applicable tax rate. The impact of this tax rate change was to reduce net deferred tax assets in Canada by $34 million that was recorded as a component of deferred income tax expense. Also in second quarter 2006, on change of tax status of a Canadian subsidiary, we recorded a deferred income tax credit of $22 million, to reflect the impact on the measurement of deferred income tax assets and liabilities.
Release of Beginning of Year Valuation Allowances
In 2006, we released $25 million of valuation allowances in the United States due to the estimated effect of higher market gold prices on the ability to utilize deferred tax assets. Also in 2006, we released $9 million of valuation allowances in a Chilean entity due to the availability of income, and we released valuation allowances of $19 million in Canada, reflecting utilization of capital losses.
     In 2005, we released valuation allowances totaling $31 million in Argentina relating to the effect of the higher gold price environment and the anticipated commencement of sales in 2006. We released valuation allowances of $2 million in Canada reflecting utilization of capital losses. In 2004, we released valuation allowances totaling $5 million relating to the consolidated tax return election in Australia.
Reconciliation to Canadian Statutory Rate

For the years ended December 31	2006	2005	2004

At 36.12% (2005 and 2004: 38%) statutory rate	$563	$176	$16
Increase (decrease) due to:
Allowances and special tax deductions[1]	(55)	(92)	(70)
Impact of foreign tax rates[2]	(131)	(54)	(4)
Expenses not tax-deductible	20	9	10
Release of beginning of year valuation allowances	(53)	(32)	(5)
Impact of changes in tax status in Australia	(31)	(5)	(81)
Tax rate changes	12	—	—
Valuation allowances set up against current year tax losses	7	59	65
Outcome of tax uncertainties	—	—	(141)
Mining taxes	9	1	5
Other items	7	(2)	2

Income tax expense (recovery)	$348	$60	$(203)

1.	We are able to claim certain allowances and tax deductions unique to extractive industries that result in a lower effective tax rate.

2.	We operate in multiple foreign tax jurisdictions that have tax rates different than the Canadian statutory rate. Additionally, we have reinvested earnings and cash flow generated by the Zaldívar mine in Chile to fund a portion of the construction cost of Pascua-Lama. The reinvestment of these earnings and cash flow resulted in a lower tax rate applied for the period.
Income Tax Returns
Our income tax returns for the major jurisdictions where we operate have been fully examined through the following years: Canada — 2001, United States — 2002, Peru — 2003 and Chile — 2003.

Barrick Financial Report 2006	Notes to Consolidated Financial Statements ▪ 95

9 ▪ Earnings per share

For the years ended December 31
($ millions, except shares in millions	2006		2005		2004
and per share amounts in dollars)	Basic	Diluted	Basic	Diluted	Basic	Diluted

Income from continuing operations	$1,209	$1,209	$395	$395	$248	$248
Plus: interest on convertible debentures	—	4	—	—	—	—

Income available to common shareholders and after assumed conversions	1,209	1,213	395	395	248	248
Income from discontinued operations	297	297	—	—	—	—

Income before cumulative effect of changes in accounting principles	1,506	1,510	395	395	248	248
Cumulative effect of change in accounting principles	—	—	6	6	—	—

Net income	$1,506	$1,510	$401	$401	$248	$248

Weighted average shares outstanding	842	842	536	536	533	533
Effect of dilutive securities
Stock options	—	4	—	2	—	1
Convertible debentures	—	9	—	—	—	—

	842	855	536	538	533	534

Earnings per share
Income from continuing operations	$1.44	$1.42	$0.74	$0.73	$0.47	$0.46
Income before cumulative effect of changes in accounting principles	$1.79	$1.77	$0.74	$0.73	$0.47	$0.46
Net income	$1.79	$1.77	$0.75	$0.75	$0.47	$0.46

Accounting Policy
Earnings per share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if additional common shares are assumed to be issued under securities that entitle their holders to obtain common shares in the future. For stock options, the number of additional shares for inclusion in diluted earnings per share calculations is determined using the treasury stock method. Under this method, stock options, whose exercise price is less than the average market price of our common shares, are assumed to be exercised and the proceeds are used to repurchase common shares at the average market price for the period. The incremental number of common shares issued under stock options and repurchased from proceeds is included in the calculation of diluted earnings per share. For convertible debentures, the number of additional shares for inclusion in diluted earnings per share calculations is determined using the if converted method. The incremental number of common shares issued is included in the number of weighted average shares outstanding and interest on the convertible debentures is excluded from the calculation of income.

96 ▪ Notes to Consolidated Financial Statements	Barrick Financial Report 2006

10 ▪ Operating Cash Flow — Other Items
a) Reconciliation of Net Income from Continuing Operations to Cash Flow from Operating Activities

For the years ended December 31	2006	2005	2004

Adjustments for non-cash income statement items:
Currency translation (gains) losses (note 7d)	(2)	(3)	1
Accretion expense (note 20)	39	21	18
Cumulative accounting changes (note 2e)	—	(6)	—
Amortization of discount/premium on debt securities (note 19b)	(12)	—	—
Amortization of debt issue costs (note 19b)	12	2	3
Stock option expense (note 25)	27	—	—
Non-hedge derivative copper options	14	—	—
Gains on sale of investments (note 7c)	(6)	(17)	(6)
Gain on Highland vend-in (note 7c)	(51)	—	—
Impairment charges on investments (note 11)	4	16	5
Gain on Kabanga transaction (note 7c)	—	(15)	—
Gain on sale of long-lived assets (note 7c)	(9)	(5)	(36)
Impairment of long-lived assets (note 7b)	17	—	139
Revisions to AROs at closed mines (note 7d)	53	15	22
Losses on write-down of inventory	28	15	9
Non-controlling interests	(1)	1	(2)
Cash flow arising from changes in:
Accounts receivable	(78)	4	(2)
Goods and services taxes recoverable	(20)	(16)	(68)
Inventories	(193)	(151)	(51)
Accounts payable	29	74	2
Accrued interest (note 19b)	28	6	2
Income taxes payable	161	24	—
Derivative assets and liabilities	97	49	(12)
Other assets and liabilities	17	(56)	43
Settlement of AROs (note 20)	(32)	(30)	(33)

Other net operating activities	$122	$(72)	$34

Operating cash flow includes payments for:
Income taxes	$280	$80	$45
Pension plan contributions (note 26a)	$36	$20	$19
Interest (net of amounts capitalized)	$211	$112	$57

b) Non-Cash Investing and Financing Activities
Placer Dome Acquisition
We purchased all of the common shares of Placer Dome in 2006 for $10,054 million (see note 3a). In conjunction with the acquisition, liabilities were assumed as follows:

Fair value of assets acquired[1]	$15,346
Consideration paid	10,054

Liabilities assumed[2]	$4,830

1.	Includes cash of $1,102 million.

2.	Includes debt obligations of $1,252 million (note 19b).
Vend-in of Assets to Highland Gold (“Highland”)
In 2006 we exchanged various interests in mineral properties for 34.3 million Highland shares with a value of $95 million at the time of closing of the transaction (see note 11).
Sale of South Deep
In 2006 we sold the South Deep mine to Gold Fields Limited (“Gold Fields”) for $1,517 million. The proceeds included 18.7 million Gold Fields common shares with a value of $308 million (see note 3b).
11 ▪ Investments
Available-for-Sale Securities

At December 31	2006		2005
		Gains
	Fair	(losses)	Fair	Gains in
	value	in OCI	value	OCI

Securities in an unrealized gain position
Benefit plans:[1]
Fixed-income securities	$5	$—	$4	$—
Equity securities	16	2	17	1
Other investments:
NovaGold	231	13	—	—
Gold Fields	314	6	—	—
Celtic	12	1	12	—
Other equity securities	65	32	26	11
Restricted cash	—	—	3	—

	643	54	62	12
Securities in an unrealized loss position
Other equity securities[2]	3	(1)	—	—

	$646	$53	$62	$12

1.	Under various benefit plans for certain former Homestake executives, a portfolio of marketable fixed-income and equity securities are held in a rabbi trust that is used to fund obligations under the plans.

2.	Other equity securities in a loss position consist of investments in various junior mining companies.

Barrick Financial Report 2006	Notes to Consolidated Financial Statements ▪ 97

Purchases of Available-for-Sale Securities for Cash

For the years ended December 31	2006	2005	2004

NovaGold	$218	$—	$—
Celtic	—	30	—
Other	27	1	7

	$245	$31	$7

Accounting Policy for Available-for-Sale Securities
Available-for-sale securities are recorded at fair value with unrealized gains and losses recorded in other comprehensive income (“OCI”). Realized gains and losses are recorded in earnings when investments mature or on sale, calculated using the average cost of securities sold. If the fair value of an investment declines below its carrying amount, we undertake an assessment of whether the impairment is other-than-temporary. We consider all relevant facts and circumstances in this assessment, particularly: the length of time and extent to which fair value has been less than the carrying amount; the financial condition and near-term prospects of the investee, including any specific events that have impacted its fair value; both positive and negative evidence that the carrying amount is recoverable within a reasonable period of time; and our ability and intent to hold the investment for a reasonable period of time sufficient for an expected recovery of the fair value up to or beyond the carrying amount. We record in earnings any unrealized declines in fair value judged to be other than temporary.
NovaGold Resources Inc. (“NovaGold”)
In fourth quarter 2006, we acquired a 14.8% interest in NovaGold for cash consideration of $218 million as part of a tender offer.
Gold Fields Limited (“Gold Fields”)
The investment in Gold Fields was acquired on December 1, 2006 as partial consideration for the sale of our interest in South Deep (note 3b). At acquisition, we recorded a liquidity discount of $48 million to reflect a restriction on our ability to trade the shares for a period of 120 days from closing. As of December 31, 2006, the discount is approximately $39 million for the remaining 90 days of the restriction period.
Celtic Resources Holdings Inc. (“Celtic”)
On January 5, 2005, we completed a subscription for 3,688,191 units of Celtic for a price of $7.562 per unit for a total cost of $30 million. Each unit consisted of one ordinary share of Celtic and one-half of one share purchase warrant. On June 1, 2005, the number of warrants held increased under the terms of the subscription agreement by 922,048 warrants to 2,766,143 warrants. Each whole warrant entitles us to acquire one ordinary share of Celtic for $7.562, expiring on December 31, 2007. We allocated $25 million to the ordinary shares and $5 million to the share purchase warrants based on their relative fair values at acquisition. At December 31, 2006, we held a 9% (2005: 9%) combined direct and indirect interest in Celtic’s outstanding common shares. The investment in common shares is classified as an available-for-sale security. We concluded that the share purchase warrants are derivative instruments as defined by FAS 133. The warrants, which are classified as non-hedge derivatives, are recorded at their estimated fair value in the balance sheet with changes in fair value recorded in non-hedge derivative gains/losses. The fair value of the share purchase warrants was $0.5 million at December 31, 2006 (2005: $0.5 million). At the time of the initial subscription, Celtic granted us the right to acquire 50% of any interest in any mineral property in Kazakhstan that Celtic acquires in the future for a period of 12 months after any such acquisition for an amount equal to 50% of the cost to Celtic of its interest in the mineral property. No such rights have been exercised since the initial subscription.
Gains (Losses) on Investments Recorded in Earnings

For the years ended December 31	2006	2005	2004

Gains realized on sales	$6	$17	$6
Impairment charges	(4)	(16)	(5)

	$2	$1	$1

Cash proceeds from sales	$46	$10	$9

In the second half of 2005, the fair value of our investment in Celtic declined below cost and at the end of 2005 we concluded that the impairment was “other-than-temporary” and recorded a $12 million impairment charge.
Equity Method Investments

At December 31	2006		2005
	Fair	Carrying	Fair	Carrying
	value[1]	amount	value[1]	amount

Highland	$207	$199	$134	$131
Diamondex	5	5	6	7
Atacama[2]	n/a	123	—	—

		$327		$138

1.	Based on the closing market stock price.

2.	As Atacama Copper Pty Limited is not a publicly traded company, there is no readily determinable fair value.

98 ▪ Notes to Consolidated Financial Statements	Barrick Financial Report 2006

Purchases of Equity Method Investment for Cash

For the years ended December 31	2006	2005	2004

Highland	$—	$50	$40
Diamondex	2	8	—
Atacama	123	—	—

	$125	$58	$40

Accounting Policy for Equity Method Investments
Under the equity method, we record our equity share of the income or loss of equity investees each period. On acquisition of an equity investment, the underlying identifiable assets and liabilities of an equity investee are recorded at fair value and the income or loss of equity investees is based on these fair values. If the cost of any equity investment exceeds the total amount of the fair value of identifiable assets and liabilities, any excess is accounted for in a manner similar to goodwill, with the exception that an annual goodwill impairment test is not required. The carrying amount of each investment in an equity investee is evaluated for impairment using the same method as an available-for-sale security.
Highland Gold Mining Ltd. (“Highland”)
Our 34% interest in Highland was acquired in four tranches: 11.1 million common shares for cash of $46 million in 2003; 9.3 million common shares for cash of $40 million in 2004; 11 million common shares in 2005 for cash of $50 million; and 34.3 million shares as part of a vend-in transaction in 2006.
     On November 17, 2006, we entered into an agreement with Highland to transfer ownership of certain companies holding Russian and Kyrgyz licenses in return for 34.3 million Highland common shares increasing our ownership of Highland from 20% to 34%. In effect, we are contributing our 50% interest in the Taseevskoye deposit, as well as other exploration properties in Russia and Central Asia, to Highland, thereby consolidating ownership of these properties under one company. As part of the transaction, we seconded several of our employees to Highland, and will receive two additional Board seats. Completion of the transaction occurred on December 15, 2006. On closing, the fair value of Highland common shares exceeded the carrying amount of assets exchanged by $76 million. We recorded this difference as a gain of $51 million in other income/ expense to the extent of the ownership in Highland held by independent third parties, and the balance of $25 million as a reduction in the carrying amount of our investment in Highland. The Fedorova PGM deposit was not included in this transaction.
     The difference between the cost of our investment in Highland and the underlying historic cost of net assets was $111 million at June 30, 2006. The difference between the cost of our investment and the underlying fair value of assets and liabilities essentially represents an asset similar to goodwill.
     On September 7, 2006 a fire occurred in the underground part of the Central Shaft at Highland’s Darasun mine (“Darasun”). Highland’s management is evaluating the amount of damage and the possibility of asset impairment, if any, at Darasun. Valuations and engineering studies are in progress, but were not complete at the date of issuance of these financial statements. On finalization of these valuations and studies, it is reasonably possible that an impairment charge may be recorded by Highland which would impact the equity investment in our financial statements.
Diamondex Resources Limited (“Diamondex”)
We completed a subscription for 11,111,111 units of Diamondex for cash of $8 million in 2005. Each unit consists of one ordinary share of Diamondex and one share purchase warrant. We allocated the cost as follows: $7 million to the ordinary shares and $1 million to the share purchase warrants.
     We completed a subscription for a further 3,358,300 units of Diamondex for cash of $2 million in 2006. Each unit consists of one ordinary share of Diamondex and one-half share purchase warrant. As of December 31, 2006, we have 14,469,411 common shares and 12,790,261 share purchase warrants. We hold a 15% interest in the outstanding common shares of Diamondex (28% assuming exercise of the share purchase warrants). We record our equity share of the income or loss of Diamondex each period based on our total 15% interest in outstanding common shares. At December 31, 2006, we determined that our investment in Diamondex was “other than temporarily” impaired by $2 million, due to a sustained decline in fair value of the common shares relative to their carrying amount.
Atacama Copper Pty Limited (“Atacama”)
In September 2006, in connection with the previously announced agreement with Antofagasta plc (“Antofagasta”) to acquire 50% of Tethyan Copper Company’s (“Tethyan”) Reko Diq project and associated mineral interests, we acquired a 50% interest in Atacama Copper Pty Limited (“Atacama”), a company incorporated under the laws of Australia. We paid cash of $93 million for 50% of the issued and outstanding share capital. The difference between the amount paid and underlying equity in net assets was $93 million. This difference represents the incremental fair

Barrick Financial Report 2006	Notes to Consolidated Financial Statements ▪ 99

value of the Reko Diq project and is not being amortized while the project is in the development stage. In November 2006, we paid approximately $30 million for our 50% share of the costs to terminate BHP Billiton’s interest in certain Tethyan mineral interests. In return, we received additional shares in proportion to our ownership interest, such that our 50% interest in Atacama is retained.
     We determined that Atacama is a variable interest entity and consequently we have used the principles of FIN 46R to determine how to account for our ownership interest. We concluded that neither ourselves nor Antofagasta are a primary beneficiary and consequently we evaluated whether either ourselves or Antofagasta have the right to control Atacama under the joint venture agreement. We determined that we share joint control with Antofagasta, so because Atacama is a corporate joint venture we use the equity method of accounting for our investment in Atacama. Our maximum exposure to loss in this entity is limited to our investment in Atacama, which totaled $123 million as of December 31,2006, and amounts we are committed to fund Atacama’s interim exploration program. The cost of our investment in Atacama at acquisition approximated the underlying fair value of tangible net assets.
12 ▪ Inventories

	Gold		Copper
At December 31	2006	2005	2006	2005

Raw materials
Ore in stockpiles	$485	$360	$51	$—
Ore on leach pads	104	34	76	—
Mine operating supplies	284	133	16	—
Work in process	89	47	25	—
Finished products
Gold doré/bullion	98	32	—	—
Copper cathode	—	—	17	—
Gold concentrate	54	47	—	—

	1,114	653	185	—
Non-current ore in stockpiles[1]	(298)	(251)	(70)	—

	$816	$402	$115	$—

1.	Ore that we do not expect to process in the next 12 months.
Accounting Policy for Inventory
Material extracted from our mines is classified as either ore or waste. Ore represents material that we expect can be processed into a saleable form, and sold at a profit. Ore is recorded as an asset that is classified within inventory at the point it is extracted from the mine. Ore is accumulated in stockpiles that are subsequently processed into gold/copper in a saleable form under a mine plan that takes into consideration optimal scheduling of production of our reserves, present plant capacity, and the market price of gold/copper. Gold/copper in process represents gold/copper in the processing circuit that has not completed the production process, and is not yet in a saleable form.
     Gold ore stockpiles are measured by estimating the number of tons added and removed from the stockpile, the number of contained ounces (based on assay data) and the estimated metallurgical recovery rates (based on the expected processing method). Copper ore stockpiles are measured estimating the number of tons added and removed from the stockpile. Stockpile ore tonnages are verified by periodic surveys. Costs are allocated to a stockpile based on relative values of material stockpiled and processed using current mining costs incurred up to the point of stockpiling the ore, including applicable overhead, depreciation, depletion and amortization relating to mining operations, and removed at each stockpile’s average cost per recoverable unit.
     We record gold in process, gold doré and gold in concentrate form at average cost, less provisions required to reduce inventory to market value. Average cost is calculated based on the cost of inventory at the beginning of a period, plus the cost of inventory produced in a period. Costs capitalized to inventory include direct and indirect materials and consumables; direct labor; repairs and maintenance; utilities; amortization of property, plant and equipment; waste stripping costs; and local mine administrative expenses. Costs are removed from inventory and recorded in cost of sales and amortization expense based on the average cost per ounce of gold in inventory. Mine operating supplies are recorded at purchase cost.
     We record provisions to reduce inventory to net realizable value, to reflect changes in economic factors that impact inventory value or to reflect present intentions for the use of slow moving and obsolete supplies inventory.

For the years ended December 31	2006	2005	2004

Inventory impairment charges	$28	$15	$9

100 ▪ Notes to Consolidated Financial Statements	Barrick Financial Report 2006

Heap Leach Inventory
The recovery of gold and copper from certain oxide ores is achieved through the heap leaching process. Our Pierina, Lagunas Norte, Veladero, Cortez, Bald Mountain, Round Mountain and Marigold mines all use a heap leaching process for gold and our Zaldívar mine uses a heap leaching process for copper. Under this method, ore is placed on leach pads where it is treated with a chemical solution, which dissolves the gold or copper contained in the ore. The resulting “pregnant” solution is further processed in a plant where the gold or copper is recovered. For accounting purposes, costs are added to ore on leach pads based on current mining and leaching costs, including applicable depreciation, depletion and amortization relating to mining operations. Costs are removed from ore on leach pads as ounces or pounds are recovered based on the average cost per recoverable ounce of gold or pound of copper on the leach pad.
     Estimates of recoverable gold or copper on the leach pads are calculated from the quantities of ore placed on the leach pads (measured tons added to the leach pads), the grade of ore placed on the leach pads (based on assay data) and a recovery percentage (based on ore type). In general, leach pads recover between 35% and 95% of the ounces or pounds placed on the pads.
     Although the quantities of recoverable gold or copper placed on the leach pads are reconciled by comparing the grades of ore placed on pads to the quantities of gold or copper actually recovered (metallurgical balancing), the nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and estimates are refined based on actual results over time. Historically, our operating results have not been materially impacted by variations between the estimated and actual recoverable quantities of gold or copper on our leach pads. At December 31, 2006, the weighted average cost per recoverable ounce of gold and recoverable pound of copper on leach pads was $180 per ounce and $0.45 per pound, respectively (2005: $134 per ounce of gold). Variations between actual and estimated quantities resulting from changes in assumptions and estimates that do not result in write-downs to net realizable value are accounted for on a prospective basis.
     The ultimate recovery of gold or copper from a leach pad will not be known until the leaching process is concluded. Based on current mine plans, we expect to place the last ton of ore on our current leach pads at dates for gold ranging from 2009 to 2021 and for copper ranging from 2022 to 2027. Including the estimated time required for residual leaching, rinsing and reclamation activities, we expect that our leaching operations will terminate within a period of up to six years following the date that the last ton of ore is placed on the leach pad.
     The current portion of ore inventory on leach pads is determined based on estimates of the quantities of gold or copper at each balance sheet date that we expect to recover during the next 12 months.
Ore in Stockpiles

At December 31	2006	2005

Gold
Goldstrike
Ore that requires roasting	$239	$182
Ore that requires autoclaving	84	98
Kalgoorlie	58	53
Turquoise Ridge	14	—
Porgera	17	—
Other	73	27
Copper
Zaldívar	51	—

	$536	$360

At Goldstrike, we expect to fully process the autoclave stockpile by 2008 and the roaster stockpile by 2023. At Kalgoorlie, we expect to fully process the stockpile by 2017. At Zaldívar we expect to fully process the stockpile by 2027.
13 ▪ Accounts Receivable, and Other Current Assets

At December 31	2006	2005

Accounts receivable
Amounts due from concentrate sales	$24	$18
Amounts due from copper cathode sales	83	—
Other receivables	127	36

	$234	$54

Other current assets
Derivative assets (note 19c)	$201	$128
Goods and services taxes recoverable	137	101
Restricted cash	150	—
Prepaid expenses	32	23
Other	68	3

	$588	$255

Barrick Financial Report 2006	Notes to Consolidated Financial Statements ▪ 101

14 ▪ Property, Plant and Equipment

At December 31	2006	2005

Assets not subject to amortization
Acquired mineral properties and capitalized mine development costs[1]	$1,621	$883
Amortized assets
Capitalized mineral property acquisition and mine development costs	6,616	3,976
Buildings, plant and equipment[2]	7,017	4,057

	15,254	8,916
Accumulated amortization[3]	(6,919)	(4,770)

	$8,335	$4,146

1.	Assets in the exploration or development stage that are not subject to amortization.

2.	Includes $131 million (2005: $122 million) of assets under capital leases.

3.	Includes $41 million (2005: $18 million) of accumulated amortization for assets under capital leases.
a) Unamortized Assets
Acquired Mineral Properties and Capitalized
Mine Development Costs

Carrying amount at
December 31, 2006

Exploration projects and other land positions	$287
Value beyond proven and probable reserves at producing mines	401
Development stage projects
Ruby Hill	49
Pascua-Lama	459
Cortez Hills	78
Pueblo Viejo	173
Donlin Creek	66
Buzwagi	108

$1,621

Acquisitions
We capitalize the cost of acquisition of land and mineral rights. On acquiring a mineral property, we estimate the fair value of proven and probable reserves as well as the value beyond proven and probable reserves and we record these amounts as assets at the date of acquisition. At the time mineralized material is converted into proven and probable reserves, we classify the capitalized acquisition cost associated with those reserves as a component of acquired mineral properties, which are subject to amortization. When production begins, capitalized acquisition costs that are subject to amortization are amortized to operations using the units-of-production method.
Development Stage Projects
We capitalize development costs incurred at development projects that meet the definition of an asset after mineralization is classified as proven and probable gold reserves (as defined by United States reporting standards). Before classifying mineralization as proven and probable reserves, development costs incurred at development projects are considered project development expenses that are expensed as incurred. Development costs include: drilling, engineering studies, metallurgical test, permitting and sample mining. At new mines, the cost of start-up activities such as recruiting and training is expensed as incurred.
Interest Costs
Interest cost is considered an element of the historical cost of an asset when a period of time is necessary to prepare it for its intended use. We capitalize interest costs to assets under development or construction while activities are in progress. We also capitalize interest costs on the value assigned to projects acquired from third parties if activities that are necessary to get the asset ready for its intended use are underway. This may be before the mineralization is classified as proven and probable reserves (as defined by United States reporting standards).
     In 2006, amortization of property plant and equipment began at our Cowal mine after it moved from construction into the production phase. In 2005, amortization of property, plant and equipment at our Tulawaka, Lagunas Norte, and Veladero mines began after the mines moved from construction into the production phase. Amortization also began in 2005 at the Western 102 power plant in Nevada that was built to supply power for the Goldstrike mine as it moved from construction into the production phase.
b) Amortized Assets
Capitalized Mineral Property Acquisition and Mine
Development Costs
We start amortizing capitalized mineral property acquisition and mine development costs when production begins. Amortization is calculated using the “units-of-production” method, where the numerator is the number of ounces produced and the denominator is the estimated recoverable ounces of gold contained in proven and probable reserves.

102 ▪ Notes to Consolidated Financial Statements	Barrick Financial Report 2006

     During production at underground mines, we incur development costs to build new shafts, drifts and ramps that will enable us to physically access ore underground. The time over which we will continue to incur these costs depends on the mine life, and in some cases could be up to 25 years. These underground development costs are capitalized as incurred. Costs incurred and capitalized to enable access to specific ore blocks or areas of the mine, and which only provide an economic benefit over the period of mining that ore block or area, are attributed to earnings using the units-of-production method where the denominator is estimated recoverable ounces of gold contained in proven and probable reserves within that ore block or area. If capitalized underground development costs provide an economic benefit over the entire mine life, the costs are attributed to earnings using the units-of-production method, where the denominator is the estimated recoverable ounces of gold contained in total accessible proven and probable reserves.
Buildings, Plant and Equipment
We record buildings, plant and equipment at cost. We capitalize costs that extend the productive capacity or useful economic life of an asset. Costs incurred that do not extend the productive capacity or useful economic life of an asset are considered repairs and maintenance and expensed as incurred. We amortize the capitalized cost of assets less any estimated residual value, using the straight-line method over the estimated useful economic life of the asset based on their expected use in our business. The longest estimated useful economic life for buildings and equipment at ore processing facilities is 25 years and for mining equipment is 15 years.
     In the normal course of our business, we have entered into certain leasing arrangements whose conditions meet the criteria for the leases to be classified as capital leases. For capital leases, we record an asset and an obligation at an amount equal to the present value at the beginning of the lease term of minimum lease payments over the lease term. In the case of our capital leasing arrangements, there is transfer of ownership of the leased assets to us at the end of the lease term and therefore we amortize these assets on a basis consistent with our other owned assets.
c) Impairment Evaluations
Producing Mines and Development Projects
We review and test the carrying amounts of assets when events or changes in circumstances suggest that the carrying amount may not be recoverable. We group assets at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. For operating mines and development projects, all assets are included in one group. If there are indications that an impairment may have occurred, we prepare estimates of expected future cash flows for each group of assets. Expected future cash flows are based on a probability-weighted approach applied to potential outcomes.
Estimates of expected future cash flow reflect:
▪	Estimated sales proceeds from the production and sale of recoverable ounces of gold/copper contained in proven and probable reserves;

▪	Expected future commodity prices and currency exchange rates (considering historical and current prices, price trends and related factors);

▪	Expected future operating costs and capital expenditures to produce proven and probable gold/copper reserves based on mine plans that assume current plant capacity, and exclude the impact of inflation;

▪	Expected cash flows associated with value beyond proven and probable reserves, which includes the expected cash outflows required to develop and extract the value beyond proven and probable reserves; and

▪	Environmental remediation costs excluded from the measurement of asset retirement obligations.
We record a reduction of a group of assets to fair value as a charge to earnings if expected undiscounted future cash flows are less than the carrying amount. We estimate fair value by discounting the expected future cash flows using a discount factor that reflects the risk-free rate of interest for a term consistent with the period of expected cash flows.

Barrick Financial Report 2006	Notes to Consolidated Financial Statements ▪ 103

Exploration Projects
After acquisition, various factors can affect the recoverability of the capitalized cost of land and mineral rights, particularly the results of exploration drilling. The length of time between the acquisition of land and mineral rights and when we undertake exploration work varies based on the prioritization of our exploration projects and the size of our exploration budget. If we conclude that the carrying amount of land and mineral rights is impaired, we reduce this carrying amount to estimated fair value through an impairment charge.
d) Capital Commitments
In addition to entering into various operational commitments in the normal course of business, we had commitments of approximately $117 million at December 31, 2006 for construction activities at our development projects.
e) Insurance
We purchase insurance coverage for certain insurable losses, subject to varying deductibles, at our mineral properties including losses such as property damage and business interruption. We record losses relating to insurable events as they occur. Proceeds receivable from insurance coverage are recorded at such time as receipt is probable and the amount receivable is fixed or determinable. Proceeds from insurance claims totaled $12 million in 2006 (2005: $nil, 2004: $nil).
15 ▪ Intangible Assets

For the years ended December 31	2006		2005
	Gross carrying	Accumulated	Gross carrying	Accumulated
	amount	amortization	amount	amortization

Water rights	$28	$—	$—	$—
Technology[3]	17	—	—	—
Supply contracts[1]	23	9	—	—
Royalties[2]	17	1	—	—

	$85	$10	$—	$—

Aggregate amortization expense	$—	$10	$—	$—

For the years ended December 31	2007	2008	2009	2010	2011

Estimated aggregate amortization expense	$7	$5	$3	$1	$1

1.	Supply contracts are being amortized over the weighted average contract lives of 4-8 years, with no assumed residual value.

2.	Royalties are being amortized using the units of production method over the total ounces subject to royalty payments under the agreement.

3.	The acquired technology will be used at the Pueblo Viejo project, which has been estimated to start up at a date later than 2010. The amount will be amortized using the units-of-production method over the estimated proven and probable reserves of the mine, with no assumed residual value.
16 ▪ Goodwill

At January 1, 2006	$—
Additions	6,506
Disposals	651

At December 31, 2006	$5,855

We allocate goodwill arising from business combinations to reporting units acquired by preparing estimates of the fair value of the entire reporting unit and comparing this amount to the fair value of assets and liabilities (including intangibles) in the reporting unit. The difference represents the amount of goodwill allocated to each reporting unit.

104 ▪ Notes to Consolidated Financial Statements	Barrick Financial Report 2006

     We test goodwill for impairment annually in the fourth quarter of our fiscal year. This impairment assessment involves estimating the fair value of each reporting unit that includes goodwill. We compare this fair value to the total carrying amount of each reporting unit (including goodwill). If the carrying amount exceeds this fair value, then we estimate the fair values of all identifiable assets and liabilities in the reporting unit, and compare this net fair value of assets less liabilities to the estimated fair value of the entire reporting unit. The difference represents the fair value of goodwill, and if necessary, we reduce the carrying amount of goodwill to this fair value.
     Circumstances that could trigger an impairment of goodwill include: a significant adverse change in the business climate or legal factors; an adverse action or assessment by a regulator; unanticipated competition; the loss of key personnel; change in reportable segments; the likelihood that a reporting unit or significant portion of a reporting unit will be sold or otherwise disposed of; the results of testing for recoverability of a significant asset group within a reporting unit; and the recognition of a goodwill impairment loss in the financial statements of a subsidiary that is a component of a reporting unit. Measurement of the fair value of a reporting unit is based on one or more fair value measures including present value techniques of estimated future cash flows and estimated amounts at which the unit as a whole could be bought or sold in a current transaction between willing parties. We also consider comparable market capitalization rates for each reporting unit as of the date of the impairment test.
     Goodwill arising on the acquisition of Placer Dome was $6,506 million. In 2006 we determined that goodwill should be allocated to reporting units that would either represent individual mineral properties, or aggregations of mineral properties, limited to aggregation at a regional business unit level. Determination of appropriate reporting units is ongoing and consequently the allocation of goodwill to reporting units was not completed at December 31, 2006. In fourth quarter 2006 we completed impairment tests of goodwill assuming both no aggregation of mineral properties into reporting units, and aggregation of mineral properties up to the regional business unit level. On completion of these impairment tests we concluded that no impairment of goodwill had occurred by December 31, 2006. On the disposal of the South Deep mine in December 2006, we concluded that goodwill totaling $651 million should be attributed to the operation and reflected in the calculation of the gain on sale.
17 ▪ Other Assets

At December 31	2006	2005

Non-current ore in stockpiles	$368	$251
Derivative assets (note 19d)	209	177
Goods and services taxes recoverable	48	46
Deferred income tax assets (note 22)	528	141
Debt issue costs	36	35
Deferred share-based compensation (note 25b)	36	13
Other	114	105

	$1,339	$768

Debt Issue Costs
Additions to debt issue costs in 2006 of $11 million principally relate to new debt financings put in place during the year. Amortization of debt issue costs is calculated using the interest method over the term of each debt obligation, and classified as a component of interest cost (see note 19b).
18 ▪ Other Current Liabilities

At December 31	2006	2005

Asset retirement obligations (note 20)	$50	$37
Derivative liabilities (note 19d)	82	42
Post-retirement benefits (note 26)	11	6
Deferred revenue	—	8
Income taxes payable	159	—
Other	1	1

	$303	$94

19 ▪ Financial Instruments
Financial instruments include cash; evidence of ownership in an entity; or a contract that imposes an obligation on one party and conveys a right to a second entity to deliver/receive cash or another financial instrument. Information on certain types of financial instruments is included elsewhere in these financial statements as follows: accounts receivable — note 13; investments — note 11; restricted share units — note 25b.
a) Cash and Equivalents
Cash and equivalents include cash, term deposits, commercial paper and treasury bills with original maturities of less than 90 days. Cash and equivalents include $605 million held in Argentinean and Chilean subsidiaries that have been designated for use in funding construction costs at our Pascua-Lama development project.

Barrick Financial Report 2006	Notes to Consolidated Financial Statements ▪ 105

b) Long-Term Debt6

	2006					2005				2004
					Assumed
					on acqui-
	At		Repay-	Amorti-	sition of	At		Repay-	Amorti-	At		Repay-	Amorti-
	Dec. 31	Proceeds	ments	zation[5]	Placer Dome	Dec. 31	Proceeds	ments	zation[5]	Dec. 31	Proceeds	ments	zation[5]

7.50% debentures[1]	$498	$—	$—	$—	$—	$490	$—	$—	$—	$495	$—	$—	$—
5.80%/4.875% note	$745	—	—	—	—	745	—	—	—	745	745	—	—
Veladero financing	220	13	30	—	—	237	39	—	—	198	198	—	—
Bulyanhulu financing	85	—	34	—	—	119	—	31	—	150	—	24	—
Other debt[2]	1,024	50	—	6	867	113	50	—	—	63	—	17	—
Copper-linked notes	908	995	87	—	—	—	—	—	—	—	—	—	—
US dollar notes	87	87	—	—	—	—	—	—	—	—	—	—	—
Senior convertible debentures	296	—	—	4	300	—	—	—	—	—	—	—	—
Capital leases	94	7	16	—	6	97	90	28	—	35	30	—	—
Series B Preferred Securities	—	—	77	2	79	—	—	—	—	—	—	—	—
First credit facility[3]	—	1,000	1,000	—	—	—	—	—	—	—	—	—	—

	3,957	2,152	1,244	12	1,252	1,801	179	59	—	1,686	973	41	—
Less: current portion	(713)	—	—	—	—	(80)	—	—	—	(31)	—	—	—

	$3,244	$2,152	$1,244	$12	$1,252	$1,721	$179	$59	$—	$1,655	$973	$41	$—

Short-term debt
Demand financing facility	150	—	—	—	150	—	—	—	—	—	—	—	—
Second credit facility[4]	—	37	337	—	300	—	—	—	—	—	—	—	—

	$150	$37	$337	$—	$450	$—	$—	$—	$—	$—	$—	$—	$—

1.	The 7 1/2% debentures have a principal amount of $500 million and mature on May 1, 2007. The debentures have been designated in a fair value hedge relationship and consequently the carrying amount represents the estimated fair value.

2.	The debt has an aggregate principal amount of $1,024 million, of which $163 million is subject to floating interest rates and $861 million is subject to fixed interest rates ranging from 6.37% to 8.05%. The notes mature at various times between 2007 and 2035.

3.	We have a credit and guarantee agreement with a group of banks (the “Lenders”), which requires the Lenders to make available to us a credit facility of up to $1.5 billion or the equivalent amount in Canadian currency. The credit facility, which is unsecured, has an interest rate of Libor plus 0.25% to 0.35% on drawn down amounts, and a commitment rate of 0.07% to 0.08% on undrawn amounts. We increased the limit of this facility from $1 billion in August 2006. The facility currently matures in 2011.

4.	During third quarter 2006, we terminated a second credit facility which consisted of unused bank lines of credit of $850 million with an international consortium of banks.

5.	Amortization of debt discount/premium.

6.	The agreements which govern our long-term debt each contain various provisions which are not summarized herein. In certain cases, these provisions allow Barrick to, at its option, redeem indebtedness prior to maturity at specified prices and also may permit redemption of debt by Barrick upon the occurrence of certain specified changes in tax legislation.
Series B Preferred Securities
On December 18, 2006, we redeemed all of the outstanding 8.5% Series B Preferred Securities due December 31, 2045 for cash at a redemption price of $1,039.43 per $1,000 aggregate principal amount, for total cash of $80 million. The redemption price was comprised of the outstanding principal amount of $77 million plus accrued and unpaid interest to December 17, 2006 of $3 million.
Senior Convertible Debentures
The convertible senior debentures (the “Securities”) mature in 2023 and had an aggregate principal amount of $230 million outstanding as at the end of 2006. Holders of the Securities may, upon the occurrence of certain circumstances and within specified time periods, convert their Securities into common shares of Barrick. These circumstances are: if the closing price of our common shares exceeds 120% of the conversion price for at least 20 trading days in the 30 consecutive trading days ending on the last trading day of the immediately preceding fiscal quarter;

106 ▪ Notes to Consolidated Financial Statements	Barrick Financial Report 2006

if certain credit ratings assigned to the Securities fall below specified levels or if the Securities cease to be rated by specified rating agencies or such ratings are suspended or withdrawn; if for each of five consecutive trading days, the trading price per $1,000 principal amount of the Securities was less than 98% of the product of the closing price of our common shares and the then current conversion rate; if the Securities have been called for redemption provided that only such Securities called for redemption may be converted and upon the occurrence of specified corporate transactions. On December 31, 2006 the conversion rate per each $1,000 principal amount of Securities was 39.75 common shares and the effective conversion price was $25.16 per common share. The conversion rate is subject to adjustment in certain circumstances. As such, the effective conversion price may also change.
     No circumstance permitting conversion was in existence on December 31, 2006. However, if such a circumstance had existed and all the Securities were converted, and settlement occurred on December 31, 2006, we would have issued 9.14 million common shares with an aggregate fair value of $281 million based on our closing share price on December 31, 2006.
     We may redeem the Securities at any time on or after October 20, 2010 and prior to maturity, in whole or in part, at a prescribed redemption price that varies depending upon the date of redemption from 100.825% to 100% of the principal amount, plus accrued and unpaid interest. The maximum amount we could be required to pay to redeem the securities is $232 million plus accrued interest. Holders of the Securities can require the repurchase of the Securities for 100% of their principal amount, plus accrued and unpaid interest, on October 15, 2013 and October 15, 2018. In addition, if specified designated events occur prior to maturity of the Securities, we will be required to offer to purchase all outstanding Securities at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest. For accounting purposes the Securities are classified as a “conventional convertible debenture” and the conversion feature has not been bifurcated from the host instrument.
Demand Financing Facility
We have a demand financing facility that permits borrowings of up to $150 million. The terms of the facility require us to maintain cash on deposit with the lender as a compensating balance equal to the amount outstanding under the facility, which is restricted as to use. The net effective interest rate is 0.4% per annum. At December 31, 2006, $150 million had been drawn on the facility and an equal amount had been placed on deposit that is included in restricted cash (see note 13).
Copper-Linked Notes/US Dollar Notes
In October 2006, we issued $1,000 million of Copper-Linked Notes. During the first three years, the full $1,000 million obligation of these notes is to be repaid through the delivery of (the US dollar equivalent of) 324 million pounds of copper. At December 31, 2006, 285 million pounds of copper remained (2007 — 129 million pounds, 2008 — 103 million pounds, 2009 — 53 million pounds). Coincident with the repayment of (the US dollar equivalent of) 324 million pounds of copper, we will reborrow $1,000 million. Over the next three years, the total amount outstanding under these notes will be $1,000 million, with a portion repayable in a copper-linked equivalent and a portion repayable in a fixed amount of US dollars at the maturity of the notes (2016 and 2036). As the copper-linked equivalent is repaid, the fixed US dollar obligation will increase. After 2009, only the fixed US dollar obligation will remain. The accounting principles applicable to these Copper-Linked Notes require separate accounting for the future delivery of copper (a fixed-price forward sales contract that meets the definition of a derivative that must be separately accounted for) and for the underlying bond (see note 19d).
5.80%/4.875% Notes
On November 12, 2004, we issued $400 million of debentures at a $3 million discount that mature on November 15, 2034 and $350 million of debentures at a $2 million discount that mature on November 15, 2014.
Veladero Financing
One of our wholly owned subsidiaries, Minera Argentina Gold S. A. in Argentina has a limited recourse amortizing loan facility for $250 million, the majority of which has a variable interest rate. We have guaranteed the loan until completion occurs, after which it will become non-recourse to the parent company. As at December 31, 2006, completion as defined in the loan agreement has not occurred. The loan is insured for political risks by branches of the Canadian and German governments.

Barrick Financial Report 2006	Notes to Consolidated Financial Statements ▪ 107

	For the years ended December 31
Interest	2006		2005		2004
	Interest	Effective	Interest	Effective	Interest	Effective
	cost	rate[1]	cost	rate[1]	cost	rate[1]

7.50% debentures	$49	9.8%	$41	8.2%	$31	6.1%
5.80%/4.875% notes	41	5.5%	42	5.6%	5	5.4%
Veladero financing	25	10.2%	20	8.6%	4	7.5%
Bulyanhulu financing	6	5.5%	10	7.5%	14	8.0%
Other debt	53	5.4%	3	4.1%	1	1.2%
Copper-linked notes/US dollar notes	13	5.8%	—	—	—	—
Senior convertible debentures	6	2.0%	—	—	—	—
Capital leases	6	6.7%	6	6.2%	—	—
Series B Preferred Securities	3	4.4%	—	—	—	—
Demand financing facility	12	8.8%	—	—	—	—
First credit facility	29	7.4%	—	—	—	—
Second credit facility	6	5.0%	—	—	—	—
Other interest	2		3		5

	251		125		60

Less: interest allocated to discontinued operations	(23)		—		—
Less: interest capitalized	(102)		(118)		(41)

	$126		$7		$19

Cash interest paid	$211		$112		$57
Amortization of debt issue costs	12		2		3
Amortization of discount/premium	(12)		—		—
Losses (gains) on interest rate hedges	12		5		(2)
Increase in interest accruals	28		6		2

Interest cost	$251		$125		$60

1.	The effective rate includes the stated interest rate under the debt agreement, amortization of debt issue costs and debt discount/premium and the impact of interest rate contracts designated in a hedging relationship with long-term debt.

Scheduled Debt Repayments					2011 and
	2007	2008	2009	2010	thereafter

7.50% debentures	$500	$—	$—	$—	$—
5.80%/4.875% notes	—	—	—	—	750
Veladero financing	58	48	53	30	32
Bulyanhulu financing	34	34	17	—	—
Copper-linked notes/US dollar notes	—	—	—	—	1,000
Other debt	100	—	16	7	836
Senior convertible debentures	—	—	—	—	230
Demand financing facility	45	15	15	15	60

	$737	$97	$101	$52	$2,908

Minimum annual payments under capital leases	$20	$16	$16	$16	$21

108 ▪ Notes to Consolidated Financial Statements	Barrick Financial Report 2006

c) Use of Derivative Instruments (“Derivatives”) in Risk Management
In the normal course of business, our assets, liabilities and forecasted transactions are impacted by various market risks including:

Item	Impacted by
▪ Sales	▪ Prices of gold and copper

▪ Cost of sales

▪ Consumption of diesel fuel and propane	▪ Prices of diesel fuel, propane and natural gas

▪ Local currency denominated expenditures	▪ Currency exchange rates —US dollar versus A$ and C$

▪ Administration, exploration and business development costs in local currencies	▪ Currency exchange rates —US dollar versus A$, C$, and ZAR

▪ Capital expenditures in local currencies	▪ Currency exchange rates —US dollar versus A$ and C$

▪ Interest earned on cash	▪ US dollar interest rates

▪ Fair value of fixed-rate debt	▪ US dollar interest rates
Under our risk management policy, we seek to mitigate the impact of these market risks to provide certainty for a portion of our revenues and to control costs and enable us to plan our business with greater certainty. The timeframe and manner in which we manage these risks varies for each item based upon our assessment of the risk and available alternatives for mitigating risk. For these particular risks, we believe that derivatives are an effective means of managing risk.
     The primary objective of the hedging elements of our derivative positions is that changes in the values of hedged items are offset by changes in the values of derivatives. Most of the derivatives we use meet the FAS 133 hedge effectiveness criteria and are designated in a hedge accounting relationship. Some of the derivative positions are effective in achieving our risk management objectives but they do not meet the strict FAS 133 hedge effectiveness criteria, and they are classified as “non-hedge derivatives”.
     Our use of derivatives is based on established practices and parameters, which are subject to the oversight of the Finance Committee of the Board of Directors. A compliance function independent of the Corporate Treasury Group monitors derivative transactions and has responsibility for recording and accounting for derivatives.
Accounting Policy for Derivatives
We record derivatives on the balance sheet at fair value except for gold and silver sales contracts, which are excluded from the scope of FAS 133, because the obligations will be met by physical delivery of our gold and silver production and they meet the other requirements set out in paragraph 10(b) of FAS 133. In addition, our past sales practices, productive capacity and delivery intentions are consistent with the definition of a normal sales contract. Accordingly, we have elected to designate our gold and silver sales contracts as “normal sales contracts” with the result that the principles of FAS 133 are not applied to them. Instead we apply revenue recognition accounting principles as described in note 5.
     On the date we enter into a derivative that is accounted for under FAS 133, we designate it as either a hedging instrument or a non-hedge derivative. A hedging instrument is designated in either:
▪	a fair value hedge relationship with a recognized asset or liability; or

▪	a cash flow hedge relationship with either a forecasted transaction or the variable future cash flows arising from a recognized asset or liability.
At the inception of a hedge, we formally document all relationships between hedging instruments and hedged items, including the related risk-management strategy. This documentation includes linking all hedging instruments to either: specific assets and liabilities, specific forecasted transactions or variable future cash flows. It also includes the method of assessing retrospective and prospective hedge effectiveness. In cases where we use regression analysis to assess prospective effectiveness, we consider regression outputs for the coefficient of determination (R-squared), the slope coefficient and the t-statistic to assess whether a hedge is expected to be highly effective. Each

Barrick Financial Report 2006	Notes to Consolidated Financial Statements ▪ 109

period, using a dollar offset approach, we retrospectively assess whether hedging instruments have been highly effective in offsetting changes in the fair value of hedged items and we measure the amount of any hedge ineffectiveness. We also assess each period whether hedging instruments are expected to be highly effective in the future. If a hedging instrument is not expected to be highly effective, we stop hedge accounting prospectively. In this case accumulated gains or losses remain in OCI until the hedged item affects earnings. We also stop hedge accounting prospectively if:
▪	a derivative is settled;

▪	it is no longer highly probable that a forecasted transaction will occur; or

▪	we de-designate a hedging relationship.
If we conclude that it is probable that a forecasted transaction will not occur in the originally specified time frame, or within a further two-month period, gains and losses accumulated in OCI are immediately transferred to earnings. In all situations when hedge accounting stops, a derivative is classified as a non-hedge derivative prospectively. Cash flows from derivatives accounted for in designated hedging relationships are classified in the same category as the cash flows from the item being hedged. Cash flows resulting from derivatives not designated in hedging relationships are recorded as operating cash flows. If a derivative has a negative fair value at inception, the resulting cash flows are recorded as financing activities.
     Changes in the fair value of derivatives each period are recorded as follows:
▪	Fair value hedges: recorded in earnings as well as changes in fair value of the hedged item.

▪	Cash flow hedges: recorded in OCI until earnings are affected by the hedged item, except for any hedge ineffectiveness which is recorded in earnings immediately.

▪	Non-hedge derivatives: recorded in earnings.
d) Derivative Instruments (“Derivatives”) Placer Dome Acquisition
Through the acquisition of Placer Dome in first quarter 2006 we assumed the following derivative positions:

	Notional	Fair value at
	amount	January 20, 2006

Gold sold forward contracts (millions of ounces)	7.0	$(1,544)
Gold bought forward contracts (millions of ounces)	0.3	14
Gold Options (millions of ounces)	1.0	(188)
Silver contracts (millions of ounces)	6.5	(11)
A$ currency contracts (A$ millions)	133	22

		$(1,707)

Gold sold forward contracts were designated as cash flow hedges at the date of acquisition. The acquired Placer gold cash flow hedge position was eliminated in 2006. Approximately 6.2 million ounces of the acquired Placer Dome positions received hedge accounting treatment for the period from the date of acquisition to the date they were eliminated, and under which they had a designated date and price against specific future gold sales.
     Gold sold forward contracts acquired through the Placer Dome acquisition were designated in first quarter 2006 against forecasted gold sales as a hedge of the variability in market prices on future sales. Hedged items are identified as the first stated quantity of ounces of forecasted sales in a future month. Prospective and retrospective hedge effectiveness is assessed with a dollar offset method using intrinsic values. The effective portion of changes in fair value of the gold contracts is recorded in OCI until the forecasted gold sale impacts earnings. Upon settlement of the contracts during 2006, hedge accounting was terminated and the accumulated gain/loss will remain in OCI until the forecasted transactions to which these contracts were designated occurs and impacts earnings.

110 ▪ Notes to Consolidated Financial Statements	Barrick Financial Report 2006

Summary of Derivatives at December 31, 2006[1]									Accounting
									classification by
	Notional amount by term to maturity								notional amount							Fair value
	Within		2 to 5		Over 5				Cash flow		Fair value		Non-
	1 year		years		years		Total		hedge		hedge		hedge

US dollar interest rate contracts
Receive-fixed swaps (millions)		$500		$50		$—		$550		$—		$500		$50		$(5)
Pay-fixed swaps (millions)		—		125		—		125		—		—		125		(10)

Net notional position		$500		$(75)		$—		$425		$—		$500		$(75)		$(15)

Currency contracts
C$:US$ contracts (C$ millions)	C$	310	C$	276	C$	—	C$	586	C$	586	C$	—	C$	—	[2]	$34
A$:US$ contracts (A$ millions)	A$	1, 100	A$	1, 767	A$	—	A$	2,867	A$	2,863	A$	—	A$	4		142
ZAR:US$ contracts (ZAR millions)	ZAR	46	ZAR	—	ZAR	—	ZAR	46	ZAR	46	ZAR	—	ZAR	—		—

Commodity contracts
Gold sold forward contracts (thousands of ounces)		178		364		—		542		—		—		542		$(184)
Gold bought forward contracts (thousands of ounces)		542		—		—		542		—		—		542		23
Copper purchased put option contracts (millions of pounds)		32		—		—		32		15		—		17		—
Copper sold forward contracts (millions of pounds)		129		156		—		285		285		—		—		81
WTI forward and option contracts (thousands of barrels)		991		2,281		920		4,192		3,754		—		438		30
Propane bought forward contracts (millions of gallons)		18		—		—		18		18		—		—		(1)
Natural gas bought forward contracts (millions of Btu)		1		—		—		1		—		—		1		—

1.	Excludes gold sales contracts (see note 5), gold lease rate swaps (see note 5), Celtic Resources & Midway Gold share purchase warrants (see note 11).

2.	C$23 million of non-hedge currency contracts were economically closed out by entering into offsetting positions, albeit with differing counterparties.
US Dollar Interest Rate Contracts
Fair Value Hedges
Receive-fixed swaps totaling $500 million have been designated against the 7 1/2% debentures as a hedge of the variability in the fair value of the debentures caused by changes in Libor. We have concluded that the hedges are 100% effective under FAS 133, because the critical terms (including: notional amount, maturity date, interest payment and underlying interest rate — i.e. Libor) of the swaps and the debentures are the same. Changes in fair value of the swaps, together with an equal corresponding change in fair value of the debentures, caused by changes in Libor, are recorded in earnings each period. Also, as interest payments on the debentures are recorded in earnings, an amount equal to the difference between the fixed-rate interest received under the swap less the variable-rate interest paid under the swap is recorded in earnings as a component of interest costs.
Non-hedge Contracts
We use gold lease rate swaps as described in note 5. The valuation of gold lease rate swaps is impacted by market US dollar interest rates. Our non-hedge pay-fixed swap position mitigates the impact of changes in US dollar interest rates on the valuation of gold lease rate swaps.
Currency Contracts
Cash Flow Hedges
Currency contracts totaling C$586 million, A$2,863 million, and ZAR46 million have been designated against forecasted local currency denominated expenditures as a hedge of the variability of the US dollar amount of those expenditures caused by changes in currency exchange rates over the next four years. Hedged items are identified as the first stated quantity of dollars of forecasted expenditures in a future month. For a C$533 million and A$2,776 and ZAR46 million portion of the contracts, we have concluded that the hedges are 100% effective under FAS 133 because the critical terms (including notional amount and maturity date) of the hedged items and currency contracts are the same. For the remaining C$53 million and A$87 million portions, prospective and retrospective hedge effectiveness is assessed using the hypothetical derivative method under FAS 133. The prospective test involves comparing the effect of a theoretical shift in forward exchange rates on the fair value of both the actual and hypothetical derivative. The retrospective test involves comparing the effect of historic changes in exchange rates each period on the fair value of both the actual and hypothetical derivative using a dollar offset approach. The effective portion of changes in fair value of the currency

Barrick Financial Report 2006	Notes to Consolidated Financial Statements ▪ 111

contracts is recorded in OCI until the forecasted expenditure impacts earnings. For expenditures capitalized to the cost of inventory, this is upon sale of inventory, and for capital expenditures, this is when amortization of the capital assets is recorded in earnings.
     If it is probable that a hedged item will no longer occur in the originally specified time frame or within a further two-month period, the accumulated gains or losses in OCI for the associated currency contract are reclassified to earnings immediately. The identification of which currency contracts are associated with these hedged items uses a last-in, first-out (“LIFO”) approach, based on the order in which currency contracts were originally designated in a hedging relationship.
Commodity Contracts
Cash Flow Hedges
Commodity contracts totaling 3,754 thousand barrels of diesel fuel and 18 million gallons of propane have been designated against forecasted purchases of the commodities for expected consumption at our mining operations. The contracts act as a hedge of the impact of variability in market prices on the cost of future commodity purchases over the next seven years. Hedged items are identified as the first stated quantity in millions of barrels/gallons of forecasted purchases in a future month. Prospective and retrospective hedge effectiveness is assessed using the hypothetical derivative method under FAS 133. The prospective test is based on regression analysis of the month-on-month change in fair value of both the actual derivative and a hypothetical derivative caused by actual historic changes in commodity prices over the last three years. The retrospective test involves comparing the effect of historic changes in commodity prices each period on the fair value of both the actual and hypothetical derivative using a dollar offset approach. The effective portion of changes in fair value of the commodity contracts is recorded in OCI until the forecasted transaction impacts earnings. The cost of commodity consumption is capitalized to the cost of inventory, and therefore this is upon the sale of inventory.
     The terms of a series of copper-linked notes result in an embedded fixed-price forward copper sales contract that meets the definition of a derivative and must be separately accounted for. The resulting copper derivative has been designated against future copper sales as a cash flow hedge of the variability in market prices on those future sales. Hedged items are identified as the first stated quantity of pounds of forecasted sales in a future month. Prospective hedge effectiveness is assessed using a dollar offset method. The prospective assessment involves comparing the effect of theoretical shifts in forward copper prices on the fair value of both the actual hedging derivative and a hypothetical derivative. The retrospective assessment involves comparing the effect of historic changes in copper prices each period on the fair value of both the actual and hypothetical derivative. The effective portion of changes in fair value of the copper contracts is recorded in OCI until the forecasted copper sale impacts earnings.
     If it is probable that a hedged item will no longer occur in the originally specified time frame, or within a further two-month period, the accumulated gains or losses in OCI for the associated contract are reclassified to earnings immediately. The identification of which commodity contracts are associated with these hedged items uses a LIFO approach, based on the order in which commodity contracts were originally designated in a hedging relationship.
Non-hedge Contracts
Non-hedge fuel contracts are used to mitigate the risk of oil price changes on consumption at the Pierina, Eskay Creek and Lagunas Norte mines. On completion of regression analysis, we concluded that the contracts do not meet the “highly effective” criterion in FAS 133 due to currency and basis differences between contract prices and the prices charged to the mines by oil suppliers. Despite not qualifying as an accounting hedge, the contracts protect the Company to a significant extent from the effects of oil price changes.
Derivative Assets and Liabilities

	2006	2005

At January 1	$204	$359
Acquired with Placer Dome	(1,707)	—
Derivatives settled (inflow) outflow		—
Operating activities	(184)	(183)
Financing activities	1,840	—
Change in fair value of:
Non-hedge derivatives	(3)	4
Cash flow hedges
Effective portion	17	23
Ineffective portion	3	1
Share purchase warrants	—	5
Fair value hedges	8	(5)

At December 31	$178	$204 [1]

Classification:
Other current assets	$201	$128
Other assets	209	177
Other current liabilities	(82)	(42)
Other long-term obligations	(150)	(59)

	$178	$204

Derivative liabilities assumed in Placer acquisition	(160)	—
Other derivative assets and liabilities	338	204

	$178	$204

1.	Derivative assets and liabilities are presented net by offsetting related amounts due to/from counterparties if the conditions of FIN No. 39, Offsetting of Amounts Related to Certain Contracts, are met. Amounts receivable from counterparties netted against derivative liabilities totaled $5 million at December 31, 2006.

112 ▪ Notes to Consolidated Financial Statements	Barrick Financial Report 2006

Non-hedge Derivative Gains (Losses)1

For the years ended December 31	2006	2005	2004

Non-hedge derivatives
Commodity contracts	$(11)	$4	$0)
Currency contracts	—	3	(4)
Interest rate contracts	8	2	16
Share purchase warrants	—	(5)	—

	(3)	4	3

Hedge ineffectiveness
Ongoing hedge inefficiency	3	1	—
Due to changes in timing of hedged items	—	1	2

	$—	$6	$5

1.	Non-hedge derivative gains (losses) are classified as a component of other (income) expense.
Cash Flow Hedge Gains (Losses) in OCI

	Commodity
	Price hedges			Currency hedges			Interest rate hedges
	Gold/			Operating	Administration	Capital	Cash	Long-term
	silver	Copper	Fuel	costs	costs	expenditures	balances	debt	Total

At December 31, 2003	$—	$—	$(1)	$219	$25	$36	$17	$(8)	$288
Effective portion of change in fair value of hedging instruments	—	—	7	117	19	19	5	(20)	147
Transfers to earnings:
On recording hedged items in earnings	—	—	(4)	(96)	(11)	(5)	(19)	3	(132)
Hedge ineffectiveness due to changes in timing of hedged items	—	—	—	—	—	(2)[1]	—	—	(2)

At December 31, 2004	—	—	2	240	33	48	3	(25)	301
Effective portion of change in fair value of hedging instruments	—	—	46	(38)	13	(4)	1	5	23
Transfers to earnings:
On recording hedged items in earnings	—	—	(10)	(100)	(16)	(4)	(6)	2	(134)
Hedge ineffectiveness due to changes in timing of hedged items	—	—	—	—	—	(1)[1]	—	—	(1)

At December 31, 2005	—	—	38	102	30	39	(2)	(18)	189
Effective portion of change in fair value of hedging instruments	(148)	29	(1)	137	(2)	4	(2)	—	17
Transfers to earnings:
On recording hedged items in earnings	165	28	(16)	(84)	(14)	(4)[1]	1	1	77
Hedge ineffectiveness due to changes in timing of hedged items	—	—	—	—	—	—	—	—	—

At December 31, 2006	$17	$57	$21	$155	$14	$39	$(3)	$(17)	$283

	Gold	Copper	Cost of	Cost of			Interest	Interest
Hedge gains/losses classified within	sales	sales	sales	sales	Administration	Amortization	expense	cost

Portion of hedge gain (loss) expected to affect 2007 earnings[2]	$2	$19	$12	$102	$10	$2	$(3)	$(1)	$143

1.	On determining that certain forecasted capital expenditures were no longer likely to occur within two months of the originally specified time frame.

2.	Based on the fair value of hedge contracts at December 31, 2006.

Barrick Financial Report 2006	Notes to Consolidated Financial Statements ▪ 113

e) Fair Value of Financial Instruments
Fair value is the value at which a financial instrument could be closed out or sold in a transaction with a willing and knowledgeable counterparty over a period of time consistent with our risk management or investment strategy. Fair value is based on quoted market prices, where available. If market quotes are not available, fair value is based on internally developed models that use market-based or independent information as inputs. These models could produce a fair value that may not be reflective of future fair value.
Fair Value Information

At December 31	2006		2005
		Estimated		Estimated
	Carrying	fair	Carrying	fair
	amount	value	amount	value

Financial assets
Cash and equivalents[1]	$3,043	$3,043	$1,037	$1,037
Accounts receivable[1]	234	234	54	54
Available-for-sale securities[2]	646	646	62	62
Equity-method investments[3]	204	212	138	140
Derivative assets[4]	410	410	305	305

	$4,537	$4,545	$1,596	$1,598

Financial liabilities
Accounts payable[1]	$686	$686	$386	$386
Long-term debt[5]	3,957	3,897	1,801	1,827
Derivative liabilities[4]	232	232	101	101
Restricted share units[6]	42	42	17	17
Deferred share units[6]	2	2	1	1

	$4,919	$4,859	$2,306	$2,332

1.	Recorded at cost. Fair value approximates the carrying amounts due to the short-term nature and generally negligible credit losses.

2.	Recorded at fair value. Quoted market prices are used to determine fair value.

3.	Recorded at cost, adjusted for our share of income/loss and dividends of equity investees. Excludes the investment in Atacama Pty for which there is no readily determinable fair value.

4.	Recorded at fair value based on internal valuation models that reflect forward market commodity prices, currency exchange rates and interest rates, and a discount factor that is based on market US dollar interest rates. If a forward market does not exist, we obtain broker-dealer quotations. Valuations assume all counterparties have an AA credit rating.

5.	Long-term debt is generally recorded at cost except for obligations that are designated in a fair-value hedge relationship, which are recorded at fair value in periods where a hedge relationship exists. The fair value of long-term debt is calculated by discounting the future cash flows under a debt obligation by a discount factor that is based on US dollar market interest rates adjusted for our credit quality.

6.	Recorded at fair value based on our period end closing market share price.
f) Credit Risk
Credit risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument. For cash and equivalents and accounts receivable, credit risk represents the carrying amount on the balance sheet, net of any overdraft positions.
     For derivatives, when the fair value is positive, this creates credit risk. When the fair value of a derivative is negative, we assume no credit risk. In cases where we have a legally enforceable master netting agreement with a counterparty, credit risk exposure represents the net amount of the positive and negative fair values for similar types of derivatives. For a net negative amount, we regard credit risk as being zero. A net positive amount for a counterparty is a reasonable measure of credit risk when there is a legally enforceable master netting agreement. We mitigate credit risk by:
▪	entering into derivatives with high credit-quality counterparties;

▪	limiting the amount of exposure to each counterparty; and

▪	monitoring the financial condition of counterparties.
Location of credit risk is determined by physical location of the bank branch, customer or counterparty.
Credit Quality of Financial Assets

At December 31, 2006	S&P Credit rating
	AA- or	A- or
	higher	higher	B to BBB	Total

Cash and equivalents	$3,069	$21	$4	$3,094
Derivatives[1]	291	88	—	379
Accounts receivable	—	—	234	234

	$3,360	$109	$238	$3,707

Number of counterparties[2]	17	9	—

Largest counterparty (%)	34%	65%	—

Concentrations of Credit Risk

			Other
	United		Inter-
At December 31, 2006	States	Canada	national	Total

Cash and equivalents	$2,479	$513	$102	$3,094
Derivatives[1]	159	136	84	379
Accounts receivable	23	27	184	234

	$2,661	$676	$370	$3,707

1.	The amounts presented reflect the net credit exposure after considering the effect of master netting agreements.

2.	For cash and equivalents and derivatives combined.

114 ▪ Notes to Consolidated Financial Statements	Barrick Financial Report 2006

g) Risks Relating to the Use of Derivatives
By using derivatives, in addition to credit risk, we are affected by market risk and market liquidity risk. Market risk is the risk that the fair value of a derivative might be adversely affected by a change in commodity prices, interest rates, gold lease rates, or currency exchange rates, and that this in turn affects our financial condition. We manage market risk by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken. We mitigate this risk by establishing trading agreements with counterparties under which we are not required to post any collateral or make any margin calls on our derivatives. Our counterparties cannot require settlement solely because of an adverse change in the fair value of a derivative.
     Market liquidity risk is the risk that a derivative cannot be eliminated quickly, by either liquidating it or by establishing an offsetting position. Under the terms of our trading agreements, counterparties cannot require us to immediately settle outstanding derivatives, except upon the occurrence of customary events of default such as covenant breaches, including financial covenants, insolvency or bankruptcy. We generally mitigate market liquidity risk by spreading out the maturity of our derivatives over time.
20 ▪ Asset Retirement Obligations
Asset Retirement Obligations (AROs)

	2006	2005

At January 1	$446	$367
AROs acquired with Placer Dome	387	—
AROs arising in the period	27	47
Impact of revisions to expected cash flows
Revisions to carrying amount of assets	(7)	29
Recorded in earnings[1]	53	15
Settlements
Cash payments	(32)	(30)
Settlement gains	(4)	(3)
AROs reclassified under “Liabilities of discontinued operations”	(16)	—
Accretion	39	21

At December 31	893	446
Current portion	(50)	(37)

	$843	$409

1.	In 2006, we recognized an increase of $37 million for a change in estimate of the ARO at the Nickel Plate property in British Columbia, Canada. The adjustment was made on receipt of an environmental study that indicated a requirement to treat ground water for an extended period of time. The increase was recorded as a component of other expense (note 7d).
AROs arise from the acquisition, development, construction and normal operation of mining property, plant and equipment, due to government controls and regulations that protect the environment on the closure and reclamation of mining properties. The major parts of the carrying amount of AROs relate to tailings and heap leach pad closure/rehabilitation; demolition of buildings/mine facilities; ongoing water treatment; and ongoing care and maintenance of closed mines. The fair values of AROs are measured by discounting the expected cash flows using a discount factor that reflects the credit-adjusted risk-free rate of interest. We prepare estimates of the timing and amount of expected cash flows when an ARO is incurred. We update expected cash flows to reflect changes in facts and circumstances. The principal factors that can cause expected cash flows to change are: the construction of new processing facilities; changes in the quantities of material in reserves and a corresponding change in the life of mine plan; changing ore characteristics can impact required environmental protection measures and related costs; changes in water quality that impact the extent of water treatment required; and changes in laws and regulations governing the protection of the environment. When expected cash flows increase, the revised cash flows are discounted using a current discount factor whereas when expected cash flows decrease the additional cash flows are discounted using a historic discount factor, and then in both cases any change in the fair value of the ARO is recorded. We record the fair value of an ARO when it is incurred. At producing mines AROs incurred and changes in the fair value of AROs are recorded as an adjustment to the corresponding asset carrying amounts. At closed mines, any adjustment to the fair value of an ARO is charged directly to earnings. AROs are adjusted to reflect the passage of time (accretion) calculated by applying the discount factor implicit in the initial fair-value measurement to the beginning-of-period carrying amount of the AROs. For producing mines, accretion is recorded in the cost of goods sold each period. For development projects and closed mines, accretion is recorded as part of environmental remediation costs in other (income) expense. Upon settlement of an ARO, we record a gain or loss if the actual cost differs from the carrying amount of the ARO. Settlement gains are classified as environmental remediation costs in other (income) expense. Other environmental remediation costs that are not AROs as defined by FAS 143 are expensed as incurred (see note 7).

Barrick Financial Report 2006	Notes to Consolidated Financial Statements ▪ 115

21 ▪ Other Non-current Liabilities

At December 31	2006	2005

Pension benefits (note 26)	$85	$54
Other post-retirement benefits (note 26)	33	28
Derivative liabilities (note 19d)	150	59
Restricted share units (note 25b)	42	16
Other	126	51

	$436	$208

22 ▪ Deferred Income Taxes
Recognition and Measurement
We record deferred income tax assets and liabilities where temporary differences exist between the carrying amounts of assets and liabilities in our balance sheet and their tax bases. The measurement and recognition of deferred income tax assets and liabilities takes into account: enacted rates that will apply when temporary differences reverse; interpretations of relevant tax legislation; tax planning strategies; estimates of the tax bases of assets and liabilities; and the deductibility of expenditures for income tax purposes. We recognize the effect of changes in our assessment of these estimates and factors when they occur. Changes in deferred income tax assets, liabilities and valuation allowances are allocated between net income and other comprehensive income based on the source of the change.
     Deferred income taxes have not been provided on the undistributed earnings of foreign subsidiaries, which are considered to be reinvested indefinitely outside Canada. The determination of the unrecorded deferred income tax liability is not considered practicable.
Sources of Deferred Income Tax Assets and Liabilities

At December 31	2006	2005

Deferred tax assets
Tax loss carry forwards	$798	$252
Capital tax loss carry forwards	30	42
Alternative minimum tax (“AMT”) credits	198	135
Asset retirement obligations	303	175
Property, plant and equipment	333	297
Inventory	95	57
Post-retirement benefit obligations	40	5
Other	3	11

	1,800	974
Valuation allowances	(658)	(656)

Net deferred tax assets	1,142	318
Deferred tax liabilities
Property, plant and equipment	(1,377)	(230)
Derivative instruments	(9)	(61)
Other	(26)	—

	$(270)	$27

Classification:
Non-current assets (note 17)	$528	$141
Non-current liabilities	(798)	(114)

	$(270)	$27

Expiry Dates of Tax Losses and AMT Credits

						No
						expiry
	2007	2008	2009	2010	2011 +	date	Total

Tax losses[1]
Canada	$5	$3	$5	$1	$1,490	$—	$1,504
Australia	—	—	—	—	—	241	241
Barbados	—	—	—	—	619	—	619
Chile	—	—	—	—	—	706	706
Tanzania	—	—	—	—	—	98	98
U.S.	—	—	—	—	162	—	162
Other	—	—	5	6	24	17	52

	$5	$3	$10	$7	$2,295	$1,062	$3,382

AMT credits[2]	—	—	—	—	—	$198	$198

1.	Represents the gross amount of tax loss carry forwards translated at closing exchange rates at December 31, 2006.

2.	Represents the amounts deductible against future taxes payable in years when taxes payable exceed “minimum tax” as defined by United States tax legislation.

116 ▪ Notes to Consolidated Financial Statements	Barrick Financial Report 2006

Valuation Allowances
We consider the need to record a valuation allowance against deferred tax assets on a country-by-country basis, taking into account the effects of local tax law. A valuation allowance is not recorded when we conclude that sufficient positive evidence exists to demonstrate that it is more likely than not that a deferred tax asset will be realized. The main factors considered are:
▪	historic and expected future levels of future taxable income;

▪	opportunities to implement tax plans that affect whether tax assets can be realized; and

▪	the nature, amount and expected timing of reversal of taxable temporary differences.
Levels of future taxable income are mainly affected by: market gold and silver prices; forecasted future costs and expenses to produce gold reserves; quantities of proven and probable gold reserves; market interest rates and foreign currency exchange rates. If these factors or other circumstances change, we record an adjustment to the valuation allowances to reflect our latest assessment of the amount of deferred tax assets that will more likely than not be realized.
     A deferred income tax asset totaling $428 million has been recorded in Canada. This deferred tax asset primarily arose due to mark-to-market losses recorded for acquired Placer Dome derivative instruments. Projections of various sources of income indicate that the realizability of this deferred tax asset is more likely than not, and consequently no valuation allowance has been set up relating to this deferred tax asset at December 31, 2006.
     A valuation allowance of $211 million has been set up against certain deferred tax assets in the United States at December 31, 2006 (2005: $209 million). The majority of this valuation allowance relates to AMT credits which have an unlimited carry forward period. A valuation allowance of $217 million has been set up against deferred tax assets in Tanzania at December 31, 2006 (2005: $204 million). A valuation allowance was historically recorded against these deferred tax assets due to uncertainty as to the ability to realize the assets. Increasing levels of future taxable income due to higher gold selling prices and other factors and circumstances may result in an adjustment to these valuation allowances in future periods. A valuation allowance of $110 million has been set up at December 31, 2006 (2005: $124 million) against tax loss carry forwards in Chile that exist in entities that have no present sources of income.
Source of Changes in Deferred Tax Balances

For the years ended December 31	2006	2005	2004

Temporary differences
Property, plant and equipment	$(1,111)	$30	$(86)
Asset retirement obligations	128	(69)	(21)
Tax loss carry forwards	546	38	93
Derivatives	52	(34)	(4)
Other	(12)	8	(5)

	$(397)	$(27)	$(23)
Adjustment to deferred tax balances due to change in tax status[1]	31	(5)	(81)
Tax rate changes	(12)	—	—
Release of beginning-of-year valuation allowances	53	(32)	(5)
Outcome of tax uncertainties	—	—	(120)

	$(325)	$(64)	$(229)

Intraperiod allocation to:
Income before income taxes	$109	$(30)	$(225)
Acquisition of Placer Dome	(432)	—	—
OCI	(2)	(34)	(4)
Balance sheet reclassifications	28	(5)	13

	$(297)	$(69)	$(216)

1.	Relates to changes in tax status in Australia (note 8).
23 ▪ Capital Stock
a) Common Shares
Our authorized capital stock includes an unlimited number of common shares (issued 864,194,770 common shares); 9,764,929 First preferred shares Series A (issued nil); 9,047,619 Series B (issued nil); 1 Series C special voting share (issued 1); and 14,726,854 Second preferred shares Series A (issued nil).
     We repurchased 4.47 million common shares in 2004 for $95 million, at an average cost of $21.20 per share. This resulted in a reduction of common share capital by $35 million and a $60 million charge (being the difference between the repurchase cost and the average historic book value of shares repurchased) to retained earnings.
     In 2006, we declared and paid dividends in US dollars totaling $0.22 per share ($191 million) (2005: $0.22 per share, $118 million; 2004: $0.22 per share, $118 million).
b) Exchangeable Shares
In connection with a 1998 acquisition, Barrick Gold Inc. (“BGI”), issued 11.1 million BGI exchangeable shares, which are each exchangeable for 0.53 of a Barrick common share at any time at the option of the holder, and have essentially the same voting, dividend (payable in Canadian dollars), and other rights as 0.53 of a Barrick common share. BGI is a subsidiary that holds our interest in the Hemlo and Eskay Creek Mines.

Barrick Financial Report 2006	Notes to Consolidated Financial Statements ▪ 117

     At December 31, 2006, 1.4 million (2005 — 1.4 million) BGI exchangeable shares were outstanding, which are equivalent to 0.7 million Barrick common shares (2005 — 0.7 million common shares), and are reflected in the number of common shares outstanding. We have the right to require the exchange of each outstanding BGI exchangeable share for 0.53 of a Barrick common share. While there are exchangeable shares outstanding, we are required to present summary consolidated financial information relating to BGI.
Summarized Financial Information for BGI

For the years ended December 31	2006	2005	2004

Total revenues and other income	$233	$181	$216
Less: costs and expenses[1]	215	186	287

Income (loss) before taxes	$18	$(5)	$(71)

Net income (loss)	$33	$21	$(41)

At December 31	2006	2005

Assets
Current assets	$112	$119
Non-current assets	50	88

	$162	$207

Liabilities and shareholders’ equity
Other current liabilities	25	25
Intercompany notes payable	387	390
Other long-term liabilities	80	55
Deferred income tax liabilities	(15)	—
Deficit	(315)	(263)

	$162	$207

1. 2006 includes a $37 million increase in the ARO at the Nickel Plate property (see note 20).
24 ▪ Other Comprehensive Income (Loss) (“OCI”)

	2006	2005	2004

Accumulated OCI at January 1
Cash flow hedge gains, net of tax of $61, $95, $99	$128	$206	$189
Investments, net of tax of $nil, $nil, $nil	12	21	25
Currency translation adjustments, net of tax of $nil, $nil, $nil	(143)	(146)	(147)
Additional pension liability, net of tax of $nil, $nil, $nil	(28)	(12)	(7)

	$(31)	$69	$60

Other comprehensive income (loss) for the period:
Changes in fair value of cash flow hedges	17	23	147
Changes in fair value of investments	43	(8)	(3)
Currency translation adjustments	—	3	1
Pension plans and other post-retirement benefits:
Adjustments to minimum pension liability prior to adoption of FAS 158	15	(16)	(5)
FAS 158 adjustments (note 26):
Elimination of minimum pension liability	13	—	—
Net actuarial loss	(9)	—	—
Transition obligation	(2)	—	—
Less: reclassification adjustments for gains/losses recorded in earnings:
Transfers of cash flow hedge (gains) losses to earnings:
On recording hedged items in earnings	77	(134)	(132)
Hedge ineffectiveness due to changes in timing of hedged items	—	(1)	(2)
Investments:
Other than temporary impairment charges	4	16	5
Gains realized on sale	(6)	(17)	(6)

Other comprehensive income (loss), before tax	152	(134)	5
Income tax recovery (expense) related to OCI	(2)	34	4

Other comprehensive income (loss), net of tax	$150	$(100)	$9

Accumulated OCI at December 31
Cash flow hedge gains, net of tax of $60, $61, $95	223	128	206
Investments, net of tax of $7, $nil, $nil	46	12	21
Currency translation adjustments, net of tax of $nil, $nil, $nil	(143)	(143)	(146)
Pension plans and other post-retirement benefits, net of tax of $4, $nil, $nil	(7)	(28)	(12)

	$119	$(31)	$69

118 ▪ Notes to Consolidated Financial Statements	Barrick Financial Report 2006

25 ▪ Stock-based Compensation
a) Stock Options
Under Barrick’s stock option plan certain officers and key employees of the Corporation may purchase common shares at an exercise price that is equal to the closing share price on the day before the grant of the option. Stock options vest evenly over four years, beginning in the year after granting. Options granted in July 2004 and prior are exercisable over 10 years, whereas options granted since December 2004 are exercisable over 7 years. At December 31 2006, 13 million (2005: 12 million; 2004: 13 million) common shares, in addition to those currently outstanding, were available for granting options.
     Total recorded compensation cost relating to stock options was $27 million in 2006. Total intrinsic value relating to options exercised in 2006 was $27 million (2005: $22 million; 2004: $12 million).
Employee Stock Option Activity (Number of Shares in Millions)

	2006		2005		2004
		Average		Average		Average
	Shares	price	Shares	price	Shares	price
C$ options
At January 1	14.7	$28	19.4	$28	21.5	$27
Granted	—	$—	—	$—	0.8	$28
Issued on acquisition of Placer Dome	1.7	$34	—	$—	—	$—
Exercised	(2.4)	$26	(3.8)	$25	(1.7)	$25
Forfeited	(0.2)	$27	(0.8)	$27	(0.7)	$26
Cancelled/expired	(1.9)	$40	(0.1)	$40	(0.5)	$31

At December 31	11.9	$28	14.7	$28	19.4	$28

US$ options
At January 1	6.9	$24	5.9	$22	2.2	$19
Granted	1.1	$30	2.1	$25	4.9	$24
Issued on acquisition of Placer Dome	1.0	$19	—	$—	—	$—
Exercised	(0.9)	$21	(0.3)	$15	(1.0)	$15
Forfeited	(0.4)	$24	(0.4)	$28	—	—
Cancelled/expired	—	$25	(0.4)	$26	(0.2)	$32

At December 31	7.7	$25	6.9	$24	5.9	$22

Stock Options Outstanding (Number of Shares in Millions)

	Outstanding				Exercisable
				Intrinsic			Intrinsic
		Average	Average	value[1]		Average	value[1]
Range of exercise prices	Shares	price	life (years)	($ millions)	Shares	price	($ millions)

C$ options
$22 - $27	4.9	$24	6	$57	4.8	24	$55
$28 - $31	5.6	$29	6	37	4.5	29	30
$32 - $43	1.4	$36	1	—	1.3	36	—

	11.9	$28	5	$94	10.6	28	$85

US$ options
$9 - $19	0.3	$12	6	$5	0.2	12	$5
$20 - $27	6.2	$24	6	42	2.7	23	20
$28 - $37	1.2	$30	10	1	0.1	28	—

	7.7	$25	7	$48	3.0	23	$25

1.	Based on the closing market share price on December 31, 2006 of C$35.85 and US$30.70.

Barrick Financial Report 2006	Notes to Consolidated Financial Statements ▪ 119

Option Information

For the years ended December 31
(per share and per option amounts in dollars)	2006	2005		2004

Valuation assumptions	Lattice[1,2]	Black-Scholes[1]	Lattice[2]	Black-Scholes
Expected term (years)	4.5-5	5	5	5
Expected volatility[2]	30%–38%	23%–30%	31%–38%	30%
Weighted average expected volatility[2]	31.6%	n/a	33.3%	n/a
Expected dividend yield	0.7%–0.9%	0.8%–1 .0%	0.9%	1 .0%
Risk-free interest rate[2]	4.3%–5.1%	3.8%–4.0%	4.3%–4.5%	3.8%

Options granted (in millions)[3]	1.1	1.1	1.0	5.7
Weighted average fair value per option	$9.42	$7.30	$8.13	$6.87

1.	Different assumptions were used for the multiple stock option grants during the year.

2.	Stock option grants issued after September 30, 2005 were valued using the Lattice valuation model. The volatility and risk-free interest rate assumption varied over the expected term of these stock option grants.

3.	Excludes 2.7 million fully vested options issued on the acquisition of Placer Dome.
We changed the model used to value stock option grants from the Black-Scholes model to the Lattice valuation model for stock options granted after September 30, 2005. We believe the Lattice valuation model provides a more representative fair value because it incorporates more attributes of stock options such as employee turnover and voluntary exercise patterns of option holders. For options granted before September 30, 2005, fair value was determined using the Black-Scholes method. The expected volatility assumptions have been developed taking into consideration both historical and implied volatility of our US dollar share price. The risk-free rate for periods within the contractual life of the option is based on the US Treasury yield curve in effect at the time of the grant.
     We use the straight-line method for attributing stock option expense over the vesting period. Stock option expense incorporates an expected forfeiture rate. The expected forfeiture rate is estimated based on historical forfeiture rates and expectations of future forfeitures rates. We make adjustments if the actual forfeiture rate differs from the expected rate.
     Under the Black-Scholes model the expected term assumption takes into consideration assumed rates of employee turnover and represents the estimated average length of time stock options remain outstanding before they are either exercised or forfeited. Under the Lattice valuation model, the expected term assumption is derived from the option valuation model and is in part based on historical data regarding the exercise behavior of option holders based on multiple share-price paths. The Lattice model also takes into consideration employee turnover and voluntary exercise patterns of option holders.
     As at December 31, 2006, there was $39 million (2005: $56 million; 2004: $69 million) of total unrecognized compensation cost relating to unvested stock options. We expect to recognize this cost over a weighted average period of 2 years (2005: 2 years; 2004: 2 years).
     For years prior to 2006, we utilized the intrinsic value method of accounting for stock options, which resulted in no compensation expense. If compensation expense had been determined in accordance with the fair value provisions of SFAS No. 123 pro-forma net income and net income per share would have been as follows:
Stock Option Expense

For the years ended December 31
($ millions, except per share
amounts in dollars)	2006	2005

Pro forma effects
Net income, as reported	401	248
Stock option expense	(26)	(29)

Pro forma net income	375	219

Net income per share:
As reported — basic	$0.75	$0.47
As reported — diluted	$0.75	$0.46

Pro forma[1]	$0.70	$0.41

1.	Basic and diluted.

120 ▪ Notes to Consolidated Financial Statements	Barrick Financial Report 2006

b) Restricted Share Units (RSUs) and Deferred Share Units (DSUs)
In 2005, following a review of various types of stock-based compensation arrangements, we introduced a new stock-based compensation plan for employees. Under the new plan, selected employees are granted restricted share units (RSUs). Each RSU has a value equal to one Barrick common share. RSUs vest and will be settled in cash on the third anniversary of the grant date. Additional RSUs are credited to reflect dividends paid on Barrick common shares. We expect that the volume of options granted each year will decline compared to historical volumes, with a greater number of RSUs issued instead.
     RSUs are recorded at fair value on the grant date, with a corresponding amount recorded as deferred compensation that is amortized on a straight-line basis over the vesting period. Changes in the fair value of the RSUs are recorded, with a corresponding adjustment to deferred compensation. Compensation expense for 2006 was $6 million (2005: $2 million; 2004: $4 million). At December 31, 2006, the weighted average remaining contractual life of RSUs was 2.5 years.
     Under our DSU plan, Directors must receive a specified portion of their basic annual retainer in the form of DSUs, with the option to elect to receive 100% of such retainer in DSUs. Each DSU has the same value as one Barrick common share. DSUs must be retained until the Director leaves the Board, at which time the cash value of the DSUs will be paid out. Additional DSUs are credited to reflect dividends paid on Barrick common shares. DSUs are recorded at fair value on the grant date and are adjusted for changes in fair value. The fair value of amounts granted each period together with changes in fair value are expensed.

DSU and RSU Activity
		Fair		Fair
	DSUs	value	RSUs	value
	(thousands)	(millions)	(thousands)	(millions)

At December 31, 2003	8	$0.2	452	$10.4
Settled	—	—	(293)	(7.3)
Granted	23	0.5	131	3.1
Forfeited	—	—	(58)	(1.3)
Credits for dividends	—	—	3	0.1
Change in value	—	—	—	0.6

At December 31, 2004	31	$0.7	235	$5.6
Settled	(3)	(0.1)	—	—
Forfeited	—	—	(38)	(0.9)
Granted	19	0.5	415	11.1
Converted to stock options	—	—	(3)	(0.1)
Credits for dividends	—	—	2	0.1
Change in value	—	0.3	—	0.6

At December 31, 2005	47	$1.4	611	$16.4
Settled	—	—	(82)	(2.5)
Forfeited	—	—	(58)	(1.6)
Granted[1]	22	0.7	893	27
Converted to stock options	—	—	(18)	(0.5)
Credits for dividends	—	—	8	0.2
Change in value	—	—	—	2.6

At December 31, 2006	69	$2.1	1,354	$41.6

1.	In January 2006, under our RSU plan, 18,112 restricted share units were converted to 72,448 stock options, and 9,395 units were forfeited.
26 ▪ Post-retirement Benefits
a) Defined Contribution Pension Plans
Certain employees take part in defined contribution employee benefit plans. We also have a retirement plan for certain officers of the Company, under which we contribute 15% of the officer’s annual salary and bonus. Our share of contributions to these plans, which is expensed in the year it is earned by the employee, was $36 million in 2006, $20 million in 2005 and $19 million in 2004.
b) Defined Benefit Pension Plans
We have qualified defined benefit pension plans that cover certain of our United States, Canadian and Australian employees and provide benefits based on employees’ years of service. Through the acquisition of Placer Dome, we acquired pension plans in the United States, Canada and Australia. Our policy is to fund the amounts necessary on an actuarial basis to provide enough assets to meet the benefits payable to plan members. Independent trustees administer assets of the plans, which are invested mainly in fixed income and equity securities. On December 31, 2004, one of our qualified defined benefit plans was amended to freeze benefit accruals for all employees, resulting in a curtailment gain of $2 million. On January 31, 2006, actuarial assumptions were amended for one of our qualified defined benefit

Barrick Financial Report 2006	Notes to Consolidated Financial Statements ▪ 121

plans in Canada; no curtailment gain or loss resulted. On June 30, 2006, one of our plans in Canada was partially wound-up; no curtailment gain or loss resulted. On December 31, 2006, one of our qualified defined benefit plans was amended to freeze benefits in the United States accruals for all employees, resulting in a curtailment gain of $8 million.
     As well as the qualified plans, we have non-qualified defined benefit pension plans covering certain employees and former directors of the Company. An irrevocable trust (“rabbi trust”) was set up to fund these plans. The fair value of assets held in this trust was $21 million in 2006 (2005: $22 million), and is recorded in our consolidated balance sheet under available-for-sale securities.
     Actuarial gains and losses arise when the actual return on plan assets differs from the expected return on plan assets for a period, or when the expected and actuarial accrued benefit obligations differ at the end of the year. We amortize actuarial gains and losses over the average remaining life expectancy of plan participants, in excess of a 10% corridor.
Pension Expense (Credit)

For the years ended December 31	2006	2005	2004

Expected return on plan assets	$(20)	$(11)	$(11)
Service cost	4	—	—
Interest cost	22	12	12
Actuarial losses	1	—	1
Curtailment gains	(8)	—	(2)

	$(1)	$1	$—

c) Pension Plan Information
Fair Value of Plan Assets

For the years ended December 31	2006	2005	2004

Balance at January 1	$166	$170	$166
Increase for plans assumed on acquisition of Placer Dome	127	—	—
Actual return on plan assets	35	10	14
Company contributions	10	10	6
Benefits paid	(37)	(24)	(16)

Balance at December 31	$301	$166	$170

		2006		2005
At December 31	Target	Actual	Actual	Actual

Composition of plan assets:
Equity securities	60%	59%–63%	$180	$81
Debt securities	40%	23%–41%	106	85
Real estate	—	3%–9%	9	—
Other	—	2%–9%	6	—

	100%	100%	$301	$166

Projected Benefit Obligation (PBO)

For the years ended December 31	2006	2005

Balance at January 1	$224	$218
Increase for plans assumed on acquisition of Placer Dome	191
Service cost	4	—
Interest cost	22	13
Actuarial (gains) losses	(7)	17
Benefits paid	(37)	(24)
Curtailments	(8)	—

Balance at December 31	$389	$224

Funded status[1]	$(88)	$(58)
Actuarial losses	n/a	29

Net benefit liability recorded	n/a	$(29)

ABO[2,3]	$386	$222

1.	Represents the fair value of plan assets less projected benefit obligations. Plan assets exclude investments held in a rabbi trust that are recorded separately on our balance sheet under Investments (fair value $21 million at December 31, 2006). In the year ending December 31, 2007, we do not expect to make any further contributions.

2.	For 2006, we used a measurement date of December 31, 2006 to calculate accumulated benefit obligations.

3.	Represents the accumulated benefit obligation (“ABO”) for all plans. The ABO for plans where the PBO exceeds the fair value of plan assets was $110 million (2005: $222 million).
Pension Plan Assets/Liabilities

At December 31	2006

Non-current assets	$5
Current liabilities	(8)
Non-current liabilities	(85)
Other comprehensive income[1]	6

$(82)

1.	Amounts represent actuarial losses.
The projected benefit obligation and fair value of plan assets for pension plans with a projected benefit obligation in excess of plan assets at December 31, 2006 and 2005 were as follows:

For the years ended December 31	2006	2005

Projected benefit obligation, end of year	$111	$224
Fair value of plan assets, end of year	$62	$166

122 ▪ Notes to Consolidated Financial Statements	Barrick Financial Report 2006

The projected benefit obligation and fair value of plan assets for pension plans with an accumulated benefit obligation in excess of plan assets at December 31, 2006 and 2005 were as follows:

For the years ended December 31	2006	2005

Projected benefit obligation, end of year	$111	$224
Accumulated benefit obligation, end of year	$110	$222
Fair value of plan assets, end of year	$62	$166

Effect of Adopting FAS 158
We adopted provisions of FAS 158 in 2006 (see note 2e). FAS 158 requires employers to fully recognize the obligations for defined benefit pension and other post-retirement plans in their financial statements; past standards only required note disclosure. FAS 158 requires recognition of the funded status of a benefit plan on the balance sheet, which is measured as the difference between the fair value of plan assets and the benefit obligation, as at the fiscal year-end. For pension plans, the benefit obligation is the projected benefit obligation; for other post-retirement benefits, the benefit obligation is the accumulated post-retirement benefit obligation.

	Pre-	Adjust-	Post-
For the years ended December 31 , 2006[1]	FAS 158	ments	FAS 158

Liability for plans
Pension plans	$82	$6	$88
Other post-retirement benefits	31	5	36
Additional minimum liability[2]	13	(13)	—

Total recognized benefit liability	$126	$(2)	$124

Liability for plans
Net actuarial loss	$—	$9	$9
Transition obligation	—	2	2

	$—	$11	$11

1.	Includes incremental effect for other post-retirement benefits.

2.	Elimination of historically recorded amounts in OCI.
Expected Future Benefit Payments

For the years ending December 31

2007	$33
2008	28
2009	27
2010	36
2011	27
2012-2016	$134

d) Actuarial Assumptions

For the years ended December 31	2006	2005	2004

Discount rate[1]
Benefit obligation	4.40%-5.90%	5.50%	5.50%
Pension cost	4.40%-5.90%	5.50%	6.25%
Return on plan assets[1]	7.00%-7.25%	7.00%	7.00%
Wage increases	3.5%-5.00%	5.00%	5.00%

1.	Effect of a one-percent change: Discount rate: $33 million decrease in ABO and $2 million increase in pension cost; Return on plan assets: $3 million decrease in pension cost.
Pension plan assets, which consist primarily of fixed-income and equity securities, are valued using current market quotations. Plan obligations and the annual pension expense are determined on an actuarial basis and are affected by numerous assumptions and estimates including the market value of plan assets, estimates of the expected return on plan assets, discount rates, future wage increases and other assumptions. The discount rate, assumed rate of return on plan assets and wage increases are the assumptions that generally have the most significant impact on our pension cost and obligation.
     The discount rate for benefit obligation and pension cost purposes is the rate at which the pension obligation could be effectively settled. This rate was developed by matching the cash flows underlying the pension obligation with a spot rate curve based on the actual returns available on high-grade (Moody’s AA) US corporate bonds. Bonds included in this analysis were restricted to those with a minimum outstanding balance of $50 million. Only non-callable bonds, or bonds with a make-whole provision, were included. Finally, outlying bonds (highest and lowest 10%) were discarded as being non-representative and likely to be subject to a change in investment grade. The resulting discount rate from this analysis was rounded to the nearest 25 basis points. The procedure was applied separately for pension and post-retirement plan purposes, and produced the same rate in each case.
     The assumed rate of return on assets for pension cost purposes is the weighted average of expected long-term asset return assumptions. In estimating the long-term rate of return for plan assets, historical markets are studied and long-term historical returns on equities and fixed-income

Barrick Financial Report 2006	Notes to Consolidated Financial Statements ▪ 123

investments reflect the widely accepted capital market principle that assets with higher volatility generate a greater return over the long run. Current market factors such as inflation and interest rates are evaluated before long-term capital market assumptions are finalized.
     Wage increases reflect the best estimate of merit increases to be provided, consistent with assumed inflation rates.
e) Other Post-retirement Benefits
We provide post-retirement medical, dental, and life insurance benefits to certain employees. We use the corridor approach in the accounting for post-retirement benefits. Actuarial gains and losses resulting from variances between actual results and economic estimates or actuarial assumptions are deferred and amortized over the average remaining life expectancy of participants when the net gains or losses exceed 10% of the accumulated post-retirement benefit obligation.
Other Post-retirement Benefits Expense

For the years ended December 31	2006	2005	2004

Interest cost	$2	$2	$2
Other	—	5	—

	$2	$7	$2

Fair Value of Plan Assets

For the years ended December 31	2006	2005	2004

Balance at January 1	$—	$—	$—
Contributions	3	4	2
Benefits paid	(3)	(4)	(2)

Balance at December 31	$—	$—	$—

Accumulated Post-retirement Benefit Obligation (APBO)

For the years ended December 31	2006	2005	2004

Balance at January 1	$39	$29	$24
Interest cost	2	2	2
Actuarial losses	(1)	11	5
Benefits paid	(3)	(3)	(2)

Balance at December 31	$37	$39	$29

Funded status	(37)	(38)	(29)
Unrecognized net transition obligation	n/a	1	—
Unrecognized actuarial losses	n/a	6	1

Net benefit liability recorded	n/a	$(31)	$(28)

Other Post-retirement Assets/Liabilities

For the year ended December 31	2006

Current liability	$(3)
Non-current liability	(33)
Accumulated other comprehensive income	5

$(31)

Amounts recognized in accumulated other comprehensive income consist of:l

For the year ended December 31	2006

Net actuarial loss (gain)	$3
Transition obligation (asset)	2

$5

1.	The estimated amounts that will be amortized into net periodic benefit cost in 2007.
We have assumed a health care cost trend of 10% in 2007, decreasing ratability to 5% in 2012 and thereafter. The assumed health care cost trend had a minimal effect on the amounts reported. A one percentage point change in the assumed health care cost trend rate at December 31, 2006 would have increased the post-retirement obligation by $4 million or decreased the post-retirement benefit obligation by $3 million and would have had no significant effect on the benefit expense for 2006.
Expected Future Benefit Payments

For the years ending December 31

2007	$3
2008	3
2009	3
2010	3
2012	3
2012-2016	14

124 ▪ Notes to Consolidated Financial Statements	Barrick Financial Report 2006

27 ▪ Litigation and Claims
Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. In assessing loss contingencies related to legal proceedings that are pending against us or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.
     If the assessment of a contingency suggests that a loss is probable, and the amount can be reliably estimated, then a loss is recorded. When a contingent loss is not probable but is reasonably possible, or is probable but the amount of loss cannot be reliably estimated, then details of the contingent loss are disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case we disclose the nature of the guarantee. Legal fees incurred in connection with pending legal proceedings are expensed as incurred.
Wagner Complaint
On June 12, 2003, a complaint was filed against Barrick and several of its current or former officers in the U.S. District Court for the Southern District of New York. The complaint is on behalf of Barrick shareholders who purchased Barrick shares between February 14, 2002 and September 26, 2002. It alleges that Barrick and the individual defendants violated U.S. securities laws by making false and misleading statements concerning Barrick’s projected operating results and earnings in 2002. The complaint seeks an unspecified amount of damages. Other parties filed several other complaints, making the same basic allegations against the same defendants. In September 2003, the cases were consolidated into a single action in the Southern District of New York. The plaintiffs filed a Third Amended Complaint on January 6, 2005. On May 23, 2005, Barrick filed a motion to dismiss part of the Third Amended Complaint. On January 31, 2006, the Court issued an order granting in part and denying in part Barrick’s motion to dismiss. Both parties moved for reconsideration of a portion of the Court’s January 31, 2006 Order. On December 12, 2006, the Court issued its order denying the parties’ motions for reconsideration. The Court denied both parties’ motions. Discovery is ongoing. We intend to defend the action vigorously. No amounts have been accrued for any potential loss under this complaint.
Wilcox Complaint
On September 8, 2004, two of our U.S. subsidiaries, Homestake Mining Company of California (“Homestake California”) and Homestake Mining Company (“Home-stake”) were served with a First Amended Complaint by persons alleging to be current or former residents of a rural area near the former Grants Uranium Mill. The Complaint, which was filed in the U.S. District Court for the District of New Mexico, named Homestake and Homestake California, along with an unspecified number of unidentified defendants, as defendants. The plaintiffs allege that they have suffered a variety of physical, emotional and financial injuries as a result of exposure to radioactive and other hazardous substances. The Complaint seeks an unspecified amount of damages. On November 25, 2005, the Court issued an order granting in part and denying in part a motion to dismiss the claim. The Court granted the motion and dismissed plaintiffs’ claims based on strict and absolute liability and ruled that plaintiffs’ state law claims are pre-empted by the Price-Anderson Act. Plaintiffs filed a Third Amended Complaint on April 10, 2006, which increased the number of plaintiffs from 26 to 28 and omitted the claims previously dismissed by the Court, but otherwise did not materially alter the claims asserted. An Initial Scheduling Order has been issued by the Court. We intend to defend the action vigorously. No amounts have been accrued for any potential loss under this complaint.
Cowal Mine
Opponents of Barrick’s Cowal mine continue to pursue various claims, legal proceedings and complaints against the mine and the Company’s compliance with its permits and licenses. Barrick has and will continue to vigorously defend such actions. No amounts have been accrued for any potential loss under these complaints.

Barrick Financial Report 2006	Notes to Consolidated Financial Statements ▪ 125

Marinduque Complaint
Placer Dome has been named the sole defendant in a Complaint filed on October 4, 2005, by the Provincial Government of Marinduque, an island province of the Philippines (“Province”), with the District Court in Clark County, Nevada. The action was removed to the Nevada Federal District Court on motion of Placer Dome. The Complaint asserts that Placer Dome is responsible for alleged environmental degradation with consequent economic damages and impacts to the environment in the vicinity of the Marcopper mine that was owned and operated by Marcopper Mining Corporation (“Marcopper”). Placer Dome indirectly owned a minority shareholding of 39.9% in Marcopper until the divestiture of its shareholding in 1997. The Province seeks “to recover damages for injuries to the natural, ecological and wildlife resources within its territory”, but “does not seek to recover damages for individual injuries sustained by its citizens either to their persons or their property”. In addition to damages for injury to natural resources, the Province seeks compensation for the costs of restoring the environment, an order directing Placer Dome to undertake and complete “the remediation, environmental cleanup, and balancing of the ecology of the affected areas,” and payment of the costs of environmental monitoring. The Complaint addresses the discharge of mine tailings into Calancan Bay, the 1993 Maguila-guila dam breach, the 1996 Boac river tailings spill, and alleged past and continuing damage from acid rock drainage.
     At the time of the amalgamation of Placer Dome and Barrick Gold Corporation, a variety of motions were pending before the District Court, including motions to dismiss the action for lack of personal jurisdiction and for forum non conveniens (improper choice of forum). However, on June 29, 2006, the Province filed a Motion to join Barrick Gold Corporation as an additional named Defendant and for leave to file a Third Amended Complaint. The Company has filed oppositions to these new motions from the Province. The District Court has not yet ruled on these motions. On November 13, 2006, the District Court issued an order permitting the Province to conduct ‘limited’ juris-dictional discovery. The Company has interposed objections to the scope of the discovery that the Province has requested. The District Court has not yet ruled on the objections. We will challenge the claims of the Province on various grounds and otherwise vigorously defend the action. No amounts have been accrued for any potential loss under this complaint.
Calancan Bay (Philippines) Complaint
On July 23, 2004, a complaint was filed against Marcopper and Placer Dome Inc. (“PDI”) in the Regional Trial Court of Boac, on the Philippine island of Marinduque, on behalf of a putative class of fishermen who reside in the communities around Calancan Bay, in northern Marinduque. The complaint alleges injuries to health and economic damages to the local fisheries resulting from the disposal of mine tailings from the Marcopper mine. The total amount of damages claimed is approximately US$900 million.
     On October 16, 2006, the court granted the plaintiffs’ application for indigent status, allowing the case to proceed without payment of filing fees. On January 17, 2007, the Court issued a summons to Marcopper and PDI. To date, we are unaware of any attempts to serve the summons on PDI, nor do we believe that PDI is properly amenable to service in the Philippines. If service is attempted, the Company intends to defend the action vigorously.
Pakistani Constitutional Litigation
On November 28, 2006, a Constitutional Petition was filed in the High Court of Balochistan by three Pakistan citizens against: Barrick, the governments of Balochistan and Pakistan, the Balochistan Development Authority (“BDA”), Tethyan Copper Company (“TCC”), Antofagasta Plc (“Antofagasta”), Muslim Lakhani and BHP (Pakistan) Pvt Limited (“BHP”).
     The Petition alleges, among other things, that the entry by the BDA into the 1993 Joint Venture Agreement (“JVA”) with BHP to facilitate the exploration of the Reko Diq area and the grant of related exploration licenses were illegal and that the subsequent transfer of the interests of BHP in the JVA and the licenses to TCC was also illegal and should therefore be set aside. Barrick currently indirectly holds 50% of the shares of TCC, with Antofagasta indirectly holding the other 50%.
     On December 27, 2006, the Court issued an order providing that the respondents may continue to conduct mining exploration in the area, but that no change shall be made in the ownership of TCC without the consent of the provincial government and prior intimation to the Court. The original order of the Court, which was granted on November 28, 2006, provided that status quo in respect of the mining lease (of which there are none) be maintained. The matter was adjourned to March 20, 2007 at which time it is expected to be heard by the Court. Barrick intends to defend this action vigorously.

126 ▪ Notes to Consolidated Financial Statements	Barrick Financial Report 2006

NovaGold Litigation
On August 24, 2006, during the pendency of Barrick’s unsolicited bid for NovaGold Resources Inc., NovaGold filed a complaint against Barrick in the United States District Court for the District of Alaska. The complaint has been amended on several occasions with the most recent amendment having been filed in January 2007. The complaint, as amended, seeks a declaration that Barrick will be unable to satisfy the requirements of the Mining Venture Agreement between NovaGold and Barrick which would allow Barrick to increase its interest in the Donlin Creek joint venture from 30% to 70%. NovaGold also asserts that Barrick breached its fiduciary and contractual duties to NovaGold, including its duty of good faith and fair dealing, by misusing confidential information of NovaGold regarding NovaGold’s Galore Creek project in British Columbia. NovaGold seeks declaratory relief, an injunction and an unspecified amount of damages. Barrick’s Motion to Dismiss NovaGold’s amended complaint was heard on February 9, 2007, and is currently pending before the Court.
     On August 11, 2006, NovaGold filed a complaint against Barrick in the Supreme Court of British Columbia. The complaint asserts that in the course of discussions with NovaGold of a potential joint venture for the development of the Galore Creek project, Barrick misused confidential information of NovaGold regarding that project to, among other things, wrongfully acquire Pioneer Metals, a company that holds mining claims adjacent to NovaGold’s project. NovaGold asserts that Barrick breached fiduciary duties owed to NovaGold, intentionally and wrongfully interfered with NovaGold’s interests and has been unjustly enriched. NovaGold seeks a constructive trust over the shares in Pioneer acquired by Barrick and an accounting for any profits of Barrick’s conduct, as well as an unspecified amount of damages. To date, NovaGold has taken no substantive action to pursue this complaint.
     Barrick intends to vigorously defend both of the NovaGold complaints. No amounts have been accrued for any potential loss under these complaints.
28 ▪ Unincorporated Joint Ventures
Our major interests in unincorporated joint ventures where we share joint control with our partners and use the proportionate consolidation method are a 50% interest in the Kalgoorlie mine in Australia; a 50% interest in the Round Mountain mine in the United States; a 50% interest in the Hemlo mine in Canada; and a 33% interest in the Marigold mine in the United States. In first quarter 2006 we also acquired interests in similar unincorporated joint ventures through the acquisition of Placer Dome, including: a 60% interest in the Cortez Mine; a 75% interest in the Turquoise Ridge mine, both in the United States; and a 75% interest in the Porgera mine in Papua New Guinea.
Summary Financial Information (100%)
Income Statement and Cash Flow Information

For the years ended December 31	2006	2005	2004

Revenues	$1,776	$1,009	$946
Costs and expenses	(1,447)	(796)	(702)

Net income	$329	$213	$244

Operating activities[1]	$473	$318	$316
Investing activities[1]	$(284)	$(75)	$(81)
Financing activities[1,2]	$(185)	$(237)	$(236)

1.	Net cash inflow (outflow).

2.	Includes cash flows between the joint ventures and joint venture partners.
Balance Sheet Information

At December 31	2006	2005

Assets
Inventories	$365	$176
Property, plant and equipment	2,478	504
Other assets	126	87

	$2,969	$767

Liabilities
Current liabilities	$205	$123
Long-term obligations	202	105
Deferred tax	42	—

	$449	$228

Barrick Financial Report 2006	Notes to Consolidated Financial Statements ▪ 127